Management’s Discussion and Analysis
For the three months and year ended December 31, 2022
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of February 21, 2023. This discussion covers the three months (“Q4 2022” or the “Quarter”) and the year ended December 31, 2022 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Acquisition”) are included from April 7, 2021 onward, except for the results of the Mercedes mine (“Mercedes”), which were included for the period from April 7, 2021 through to April 21, 2022, when Mercedes was sold. The operational and financial results of the assets acquired in the acquisition of Leagold Mining Corporation (“Leagold” and the “Leagold Acquisition”) are included from March 10, 2020 onward.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. In its first five years the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), Santa Luz Mine (“Santa Luz”) and RDM Mine (“RDM”) in Brazil. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

2022 HIGHLIGHTS
Operational
•Produced 532,319 ounces of gold
•Sold 532,137 ounces of gold at an average realized gold price of $1,784 per oz
•Total cash costs of $1,328 per oz and AISC of $1,622 per oz(1)
•Achieved a total recordable injury frequency rate(2) of 2.12, a 30% improvement compared to 2021
•Achieved a significant environmental incident frequency rate(2) of 0.63, a 7% improvement compared to 2021
Earnings
•Earnings from mine operations of $85.0 million
•Net loss of $106.0 million or $0.35 per share
•Adjusted net loss of $90.8 million(1) or $0.30 per share(1)(3)
Financial
•Cash flow from operations before changes in non-cash working capital of $144.3 million ($56.5 million after changes in non-cash working capital)
•Adjusted EBITDA of $168.7 million(1)(3)
•Expenditures of $139.2 million in sustaining capital(1) and $457.7 million in non-sustaining capital
•Cash and cash equivalents (unrestricted) of $200.8 million at December 31, 2022
•Net debt(1) of $627.3 million at December 31, 2022

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EBITDA, adjusted EPS, sustaining capital, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

(3)Primary adjustments for the year ended December 31, 2022 were $69.9 million unrealized loss on change in fair value of warrants, $33.3 million gain on change in fair value of gold contracts, and $16.8 million unrealized gain on change in fair value of foreign exchange contracts.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

2022 HIGHLIGHTS (CONTINUED)
Corporate
•Strengthened capital flexibility
◦Expanded the corporate revolving credit facility to $700 million with an additional $100 million accordion feature, and extended the maturity date to July 2026 with the option for a one-year extension
◦Sold a portion of the Company’s shares in Solaris Resources Inc. (TSX: SLS) (“Solaris”) for proceeds of $51.9 million and received $40.1 million from the sale of Solaris shares on the exercise of warrants the Company granted in 2021
◦Closed the sale of Mercedes for $75 million cash, a $25 million note receivable, a 2% net smelter return (“NSR”) and 24.73 million shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”)
•Improved financial resilience by filing a $500 million base shelf prospectus and implementing a $100 million at-the-market equity offering program (“ATM Program”)
•Launched Sandbox Royalties Corp. (“Sandbox”), a new diversified metal royalties company in which Equinox Gold holds a 34% interest
•Greg Smith, President of Equinox Gold, succeeded Christian Milau as Chief Executive Officer and a Director of Equinox Gold on September 1, 2022
Construction, development and exploration
•Advanced Greenstone to 65% complete at December 31, 2022, while remaining on budget and on track to achieve first gold pour in the first half of 2024 (“H1 2024”)
◦71% of total capital costs contracted
◦54% of the $1.23 billion construction budget (100% basis) spent
◦Inflationary pressures to date have been mitigated through offsetting savings opportunities or absorbed through the contingency included in the construction budget
•Completed construction and achieved commercial production at Santa Luz
•Commenced permitting for the Castle Mountain Phase 2 expansion, which would extend the mine life to 21 years and increase production to on average more than 200,000 ounces per year
•Increased Los Filos Mineral Reserves by 44% and completed a feasibility study for construction of a carbon-in-leach (“CIL”) plant to process higher-grade ore concurrent with existing heap leach processing, which would extend the mine life and increase production to on average 280,000 ounces per year, with peak production of 360,000 ounces per year
•Received permits for three portal locations for an exploration ramp in anticipation of underground development at Aurizona, continued to drill the underground Mineral Resource and advanced the expansion feasibility study
•Drilled 187,000 metres across the portfolio with a focus on Mineral Reserve growth and mine life extension
•Exploration confirmed district potential from multiple near-mine and regional mineral discoveries in the Bahia Belt between Fazenda and Santa Luz
Responsible mining
•Entered into wind and solar power arrangements for select Brazil operations, which will result in reduced greenhouse gas (“GHG”) emissions and are expected to achieve approximately $70 million in cost savings over the 10-year contract periods
•Approved a GHG emissions reduction target of 25% by 2030 compared to the "business-as-usual" emissions forecast if no intervention measures were taken
•Submitted second year of data to the Carbon Disclosure Project and updated the Company’s Tailings Management Report
•Expanded environment, social and governance (“ESG”) reporting disclosure to include Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) metrics

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2022
Operational
•Produced 150,439 ounces of gold
•Sold 149,386 ounces of gold at an average realized gold price of $1,733 per oz
•Total cash costs of $1,223 per oz and AISC of $1,523 per oz(1)
•Total recordable injury frequency rate of 1.16(2) with no lost-time injuries
•Total significant environmental incident frequency rate(2) of 0.19
Earnings
•Earnings from mine operations of $32.0 million
•Net income of $22.6 million or $0.07 per share
•Adjusted net income of $7.5 million or $0.02 per share(1)(3)
Financial
•Cash flow from operations before changes in non-cash working capital of $80.0 million ($45.5 million after changes in non-cash working capital)
•Adjusted EBITDA of $74.7 million(1)(3)
•Expenditures of $43.1 million in sustaining capital(1) and $108.7 million in non-sustaining capital
•Filed a base shelf prospectus on November 21, 2022 that allows the Company to make offerings of up to $500 million of common shares, debt securities, subscription receipts, share purchase contracts, units, warrants (collectively the “Securities”), or any combination thereof, over a 25-month period
•Entered into an equity distribution agreement dated November 21, 2022 providing for an ATM Program for up to $100 million effective until December 21, 2024, unless terminated earlier
•Sold 11 million common shares of Solaris for aggregate gross proceeds of $51.9 million
Construction, development and exploration
•Advanced Greenstone construction
◦More than 2 million work hours completed with no lost-time injuries
◦Greenstone was 65% complete at December 31, 2022, and on track to pour gold in H1 2024
◦Building enclosure and heating completed as planned for the process plant west end, power plant, truck shop, ore bin tower of the high pressure grinding rolls (“HPGR”) building and site mixed emulsion (“SME”) plant, with the rest of the buildings on track for enclosure in Q1 2023 as planned
◦Completed the Ministry of Transportation Patrol Yard, the Goldfield Creek diversion, and the permanent effluent water treatment plant
◦First four bays of the truck shop are complete and in use
◦The 14-km natural gas pipeline is complete and ready for commissioning in Q2 2023
◦Spent $97.9 million of non-sustaining capital (Equinox Gold’s 60% share)
•Achieved commercial production at Santa Luz effective October 1, 2022
•Completed feasibility study for construction of a CIL plant at Los Filos

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

(3)Primary adjustments for the three months ended December 31, 2022 were $2.9 million unrealized gain on change in fair value of warrants, $3.1 million unrealized foreign exchange loss, and $7.7 million unrealized gain on change in fair value of foreign exchange contracts.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RECENT DEVELOPMENTS
•Provided 2023 production and cost guidance of 555,000 to 625,000 ounces of gold at cash costs of $1,355 to $1,460 per oz and AISC of $1,575 to $1,695 per oz(1)
•Provided 2023 sustaining and non-sustaining expenditure guidance of $460 million
◦$137 million of sustaining expenditures, of which $127 million is sustaining capital(1)
◦$324 million of non-sustaining expenditures, of which $300 million is non-sustaining capital. Non-sustaining capital includes $277 million to advance Greenstone construction
•As at the date of this MD&A, the Company has issued 6,651,017 common shares under the ATM Program at an average share price of $3.75 per common share for total gross proceeds of $24.9 million
•In February 2023, published the Company’s inaugural Climate Action Report in alignment with the Task Force on Climate Related Financial Disclosures (TCFD)
•In January 2023, sold 4.5 million common shares of the Company’s investment in Solaris for proceeds of $20.0 million
•In January 2023, entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month beginning February 2023 through to March 2024

(1)Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022(1)	December 31, 2021(1)
Gold produced	oz	150,439	143,615	210,432	532,319	602,110
Gold sold	oz	149,386	143,032	212,255	532,137	602,668
Average realized gold price	$/oz	1,733	1,711	1,792	1,784	1,791
Cash costs per oz sold(3)(4)	$/oz	1,223	1,400	1,032	1,328	1,084
AISC per oz sold(2)(3)(4)	$/oz	1,523	1,749	1,258	1,622	1,347
Financial data
Revenue	M$	259.3	245.1	381.2	952.2	1,082.3
Earnings from mine operations	M$	32.0	7.4	99.4	85.0	230.6
Net income (loss)	M$	22.6	(30.1)	109.0	(106.0)	554.9
Earnings (loss) per share	$/share	0.07	(0.10)	0.37	(0.35)	1.95
Adjusted EBITDA(3)	M$	74.7	25.7	130.4	168.7	305.0
Adjusted net income (loss)(3)	M$	7.5	(27.6)	68.3	(90.8)	62.0
Adjusted EPS(3)	$/share	0.02	(0.09)	0.23	(0.30)	0.22
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	200.8	141.9	305.5	200.8	305.5
Net debt(3)	M$	627.3	583.8	235.2	627.3	235.2
Operating cash flow before changes in non-cash working capital	M$	80.0	14.5	122.2	144.3	264.1
(1)Operational and financial results of the assets acquired as part of the Premier Acquisition are included from April 7, 2021, onward, except for the results of Mercedes, which were included for the period from April 7, 2021 through to April 21, 2022, when Mercedes was sold.
(2)Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(4)Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(5)Numbers in tables throughout this MD&A may not sum due to rounding.
In Q4 2022, the Company sold 30% fewer gold ounces compared to Q4 2021 primarily due to lower production at Mesquite, Los Filos and Aurizona, offset partially by higher production at Fazenda and the contribution of production at Santa Luz, which achieved commercial production at the end of Q3 2022. Lower production at Mesquite was mainly due to mine sequencing, with fewer ounces added to the leach pad during the Quarter. Lower production at Los Filos was mainly due to a shortage of explosives due to union strikes at a supplier, which reduced the amount of open pit and underground material moved and delayed ounces being delivered to the leach pad, and by slower recovery curves for a portion of the ore that has a higher copper content. Lower production at Aurizona was mainly due to ore access issues caused by an abnormally long rainy season in 2022 and by lower-than-expected levels of waste movement, both of which impacted access to higher-grade ore in the lower benches of the Piaba open pit. Higher production at Fazenda was mainly due to higher grades and larger volumes mined from the open pit, offsetting lower volumes and grades mined from underground ore sources.
For the year ended December 31, 2022, the Company sold 12% fewer gold ounces compared to the year ended December 31, 2021. The decrease was mainly due to lower production at Aurizona, RDM, Mesquite and Los Filos. Aurizona experienced a longer rainy season in 2022 and lack of productivity in waste movement, both of which affected ore access during the year. As a result, throughout most of the year Aurizona relied on processing ore that was lower grade than expected. RDM was impacted by a temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled tailings storage facility (“TSF”) raise. RDM transitioned in Q3 2022 to processing low-grade stockpile material rather than mining in-situ ore. RDM production was also impacted by a temporary stoppage of mining operations for most of December while the Company applied for a license to process low grade ore from additional stockpiles. Mesquite production was lower driven by a longer leach cycle for ore tonnes stacked in 2022 compared to 2021. Los Filos production was lower impacted primarily by a shortage of explosives due to union strikes at a supplier, which reduced the amount of open pit and underground material moved and delayed ounces being delivered to the leach pad, and by slower recovery curves for a portion of the ore that has a higher copper content.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
The decreases were partially offset by increased production at Fazenda, attributable to higher grades and volumes mined from the open pit, and the contribution of production at Santa Luz, which commenced production at the end of Q1 2022 and achieved commercial production at the end of Q3 2022.
In Q4 2022, earnings from mine operations were $32.0 million (Q4 2021 - $99.4 million) and for the year ended December 31, 2022 were $85.0 million (year ended December 31, 2021 - $230.6 million). Earnings from mine operations were lower in Q4 2022 compared to Q4 2021 mainly due to lower gold production and higher operating costs resulting from inflationary pressures, particularly from increased prices of oil and key consumables such as cyanide, lime and explosives.
Earnings from mine operations were lower for the year ended December 31, 2022 compared to the comparative period of 2021 primarily due to lower earnings from mine operations at Aurizona and Los Filos. Aurizona’s earnings from mine operations decreased by $60.9 million due to selling 24% fewer ounces of gold and incurring higher processing costs, including power, cyanide and grinding media costs, as well as increased maintenance costs. Los Filos’ earnings from mine operations decreased by $57.6 million primarily due to selling 8% fewer ounces of gold, as well as an increase in open pit and underground mining costs.
Net income in Q4 2022 decreased to $22.6 million compared to net income of $109.0 million in Q4 2021. For the year ended December 31, 2022, the Company had a net loss of $106.0 million compared to net income of $554.9 million for the comparative period in 2021. The lower net income in Q4 2022 and net loss for the year ended December 31, 2022 were impacted by lower earnings from mine operations. Results for the year ended December 31, 2022 were also impacted by a loss on the change in fair value of share purchase warrants of $69.9 million and a foreign exchange loss of $7.8 million, compared to gains of $85.8 million and $0.2 million, respectively, during the comparative periods in 2021. Results for the year ended December 31, 2021 also included a $186.1 million gain on reclassification of investment in Solaris, a $81.4 million gain on bargain purchase price of Premier, and a $95.7 million gain on the sale of the Pilar mine (“Pilar”) and sale of a partial interest in Solaris.
In Q4 2022, adjusted EBITDA was $74.7 million (Q4 2021 - $130.4 million) and for the year ended December 31, 2022 was $168.7 million (year ended December 31, 2021 - $305.0 million). In Q4 2022, adjusted net income was $7.5 million (Q4 2021 - adjusted net income of $68.3 million) and for the year ended December 31, 2022 was a net loss of $90.8 million (year ended December 31, 2021 - adjusted net income of $62.0 million). Adjusted EBITDA and adjusted net income were impacted by lower earnings from mine operations compared to the comparative periods in 2021.

2022 GUIDANCE COMPARISON
On August 3, 2022, the Company updated its 2022 production and cost guidance (“2022 Guidance”) to reflect disruptions to operations at RDM in the first half of the year, a longer-than-expected ramp-up at Santa Luz, and inflationary impacts on the macro-economic environment. While production increased during Q4 2022 to 150,439 ounces of gold, the strongest production quarter for the year, full-year production of 532,319 ounces of gold was below the lower end of 2022 Guidance of 550,000 to 615,000 ounces of gold. This was primarily due to operational challenges earlier in the year at Los Filos and Aurizona that continued to affect production into Q4 2022, as forecast in the Company’s Q3 2022 MD&A. Production was further affected by lower-than-expected recoveries at Santa Luz, including during the Quarter.
Cash costs and AISC were higher than 2022 Guidance, with cash costs of $1,328 per oz and AISC of $1,622 per oz compared to guidance of $1,200 to $1,250 per oz for cash costs and $1,470 to $1,530 per oz for AISC. Actuals achieved in 2022 at each mine are outlined below.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

2022 GUIDANCE COMPARISON (CONTINUED)

	2022 Actuals			2022 Guidance
	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)
USA
Mesquite	123,965	$978	$1,285	120,000 - 130,000	$1,010 - $1,050	$1,270 - $1,310
Castle Mountain	23,227	$1,217	$1,699	25,000 - 35,000	$1,130 - $1,160	$1,550 - $1,620
Mexico
Los Filos	133,723	$1,913	$2,090	155,000 - 170,000	$1,620 - $1,670	$1,800 - $1,840
Mercedes(2)	13,631	$960	$1,501	—	—	—
Brazil
Aurizona	102,368	$1,056	$1,503	120,000 - 130,000	$900 - $940	$1,370 - $1,410
Fazenda	65,641	$1,047	$1,215	60,000 - 65,000	$1,050 - $1,080	$1,250 - $1,290
RDM	32,139	$1,418	$1,681	25,000 - 30,000	$1,750 - $1,780	$2,000 - $2,060
Santa Luz	37,625	$1,767	$1,862	45,000 - 55,000	$1,000 - $1,050	$1,120 - $1,190
Total	532,319	$1,328	$1,622	550,000 - 615,000	$1,200 - $1,250	$1,470 - $1,530
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Production and costs attributable to Equinox Gold prior to the sale of Mercedes in April 2022. Mercedes production was not included in fiscal 2022 Guidance.
Sustaining(1) and non-sustaining capital expenditures

	2022 Actuals		2022 Guidance
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
USA
Mesquite(2)	$36	$6	$38	$23
Castle Mountain	11	5	14	9
Mexico
Los Filos	21	43	30	63
Brazil
Aurizona(3)	45	2	61	10
Fazenda(3)	9	4	14	10
RDM(3)	8	21	9	25
Santa Luz	3	49	5	52
Canada
Greenstone(4)(5)	—	328	—	348
Total(6)	$133	$458	$171	$540
(1)Sustaining capital expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)For the year ended December 31, 2022, non-sustaining capital expenditures for Mesquite excludes $12.1 million for lease payments for haul trucks which are considered a non-sustaining capital addition.
(3)For the year ended December 31, 2022, non-sustaining capital expenditures for Los Filos, Aurizona, Fazenda, RDM, and Santa Luz excludes $0.5 million, $5.1 million, $3.2 million, $2.1 million, and $6.1 million, respectively, of exploration costs expensed.
(4)Non-sustaining capital expenditures at Greenstone reflects the Company’s 60% ownership of the project.
(5)For the year ended December 31, 2022, non-sustaining capital expenditures at Greenstone excludes capitalized interest of $12.9 million.
(6)For the year ended December 31, 2022, sustaining capital expenditures excludes Mercedes sustaining capital of $6.9 million and non-sustaining capital of $0.4 million incurred prior to the date of sale.
Mesquite non-sustaining capital expenditures were lower than 2022 Guidance due to the inclusion of $12 million in lease payments which, for 2022 Actuals, were accounted for as a capital expenditure when the lease was entered into in a prior year. Additionally, non-sustaining capital expenditure for the leach pad was deferred. Los Filos sustaining and non-sustaining capital expenditures were lower than 2022 Guidance. Sustaining capital expenditures were lower mainly due to less capitalized stripping as Guadalupe open pit over reconciled on ore tonnes, changing the ore to waste ratio and decreasing the waste tonnes capitalized. In addition, Los Filos underground development and processing equipment capital expenditures were less than planned due to production inefficiencies, which affected timing of spend. Non-sustaining capital expenditure was lower as Bermejal underground development was slower than planned. Aurizona non-sustaining capital expenditures are lower than 2022 Guidance as guidance included some costs which, for 2022 Actuals, were accounted for as operating expenditures. Fazenda non-sustaining capital expenditures were lower as less expansionary underground development was performed than planned.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

2023 GUIDANCE AND OUTLOOK
For 2023, the Company expects to produce 555,000 to 625,000 ounces of gold. The midpoint of 2023 guidance of 590,000 ounces represents an increase of more than 71,000 ounces compared to normalized 2022 gold production of 519,000 ounces (calculated by deducting 13,631 ounces of production from Mercedes, which the Company no longer owns). Cash costs for 2023 are estimated at $1,355 to $1,460 per oz, with AISC of $1,575 to $1,695 per oz.
Cash costs for 2023 are forecast to be similar to 2022 and reflect management’s expectation that inflation has largely plateaued, but input costs are expected to remain high throughout 2023. In addition, management expects relative stability in the Brazilian and Mexican currency exchange rates against the US dollar. Relative to many other countries’ currencies, the Brazilian Réal (“BRL”) and Mexican Peso (“MXN”) were top performers against the USD in 2021 and 2022.
Sustaining expenditures in 2023 of $137 million includes investing: (i) $38 million in capitalized stripping programs, with the largest investments at Los Filos and Aurizona, (ii) $25 million in refurbishing equipment, most of which relates to the Los Filos open pit and underground fleets and processing equipment, and (iii) $37 million for TSF lifts at all four Brazilian operations.
Production is expected to grow each quarter through 2023 and costs are expected to decrease accordingly. Approximately 55% of gold production and 85% of operating cash flow is weighted into the second half of the year. Assuming the Company achieves the mid-points of cost guidance, cash costs per oz in the first half of 2023 are expected to be $1,460 per oz, decreasing to $1,360 per oz in the second half of the year. Likewise, AISC in the first half of 2023 are expected to be $1,755 per oz, decreasing to $1,530 per oz in the second half of the year.
The Company’s primary development focus for 2023 continues to be construction at Greenstone, with Equinox Gold’s 60% share of construction capital in 2023 forecast at $277 million. In addition, the Company expects to spend $8 million on Castle Mountain phase two optimization, engineering and permitting, and $8 million on Fazenda underground development and exploration.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(3)	Non-sustaining expenditures (M$)(4)
USA
Mesquite	80,000 - 90,000	$1,345 - $1,410	$1,415 - $1,480	$5	$16
Castle Mountain	25,000 - 30,000	$1,765 - $1,850	$1,865 - $1,950	$2	$11
Mexico
Los Filos	160,000 - 180,000	$1,460 - $1,620	$1,680 - $1,865	$40	$—
Brazil
Aurizona	120,000 - 130,000	$1,065 - $1,130	$1,410 - $1,500	$45	$6
Fazenda	60,000 - 65,000	$1,170 - $1,210	$1,390 - $1,430	$14	$12
Santa Luz	60,000 - 70,000	$1,535 - $1,695	$1,775 - $1,950	$17	$2
RDM	50,000 - 60,000	$1,460 - $1,620	$1,685 - $1,870	$13	$—
Canada
Greenstone	—	—	—	$—	$277
Total(5)	555,000 - 625,000	$1,355 - $1,460	$1,575 - $1,695	$137	$324
(1)Cash costs per oz sold and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Exchange rates used to forecast 2023 cash cost and AISC per oz include a rate of BRL 5:00 to USD 1 and MXN 19.0 to USD 1.
(3)Sustaining expenditures include asset retirement obligation, amortization, accretion, sustaining exploration expense and sustaining capital expenditures. Sustaining expenditures includes $127 million of sustaining capital expenditures. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(4)Non-sustaining expenditures include non-sustaining exploration expense and non-sustaining capital expenditures. Non-sustaining expenditures includes $300 million of non-sustaining capital expenditures.
(5)Total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.

The Company may revise guidance during the year to reflect changes to expected results.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1986 and was acquired by Equinox Gold in Q4 2018. In July 2022, Mesquite poured its five millionth ounce of gold.
Operating and financial results for the three months and year ended December 31, 2022

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ore mined and stacked on leach pad	kt	1,195	2,691	3,175	12,076	9,740
Waste mined	kt	13,452	12,123	11,679	46,454	49,863
Open pit strip ratio	w:o	11.26	4.51	3.68	3.85	5.12
Average gold grade stacked to leach pad	g/t	0.20	0.47	0.44	0.42	0.42
Gold produced	oz	27,447	44,953	66,870	123,965	137,467
Gold sold	oz	27,723	44,711	68,377	123,998	138,289
Financial data
Revenue	M$	48.4	76.7	122.8	220.5	249.0
Cash costs(1)(2)	M$	28.2	41.2	65.7	121.3	134.7
Sustaining capital(1)	M$	12.3	15.6	3.2	36.0	46.3
Reclamation expenses	M$	—	1.0	1.2	2.0	2.6
Total AISC(1)	M$	40.5	57.8	70.1	159.3	183.6
AISC contribution margin(1)	M$	7.8	18.9	52.8	61.2	65.5
Non-sustaining expenditures	M$	3.0	5.3	6.2	18.0	19.4
Mine free cash flow(1)(2)	M$	4.8	13.6	46.6	43.2	46.1
Unit analysis
Realized gold price per oz sold	$/oz	1,743	1,714	1,795	1,777	1,801
Cash costs per oz sold(1)	$/oz	1,018	921	960	978	974
AISC per oz sold(1)	$/oz	1,462	1,292	1,023	1,285	1,327
Mining cost per tonne mined	$/t	1.27	1.54	1.53	1.48	1.47
Processing cost per tonne processed	$/t	8.31	4.47	3.75	3.47	4.32
G&A cost per tonne processed	$/t	3.55	1.11	1.43	1.24	1.61
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Cash costs and mine free cash flow do not include the impact of fair value adjustments on acquired inventories of $(2.4) million and $1.5 million for the three months and year ended December 31, 2022, respectively.
Q4 and 2022 Analysis
Production
During Q4 2022, Mesquite produced 27,447 ounces of gold (Q4 2021 - 66,870 ounces) at an AISC of $1,462 per oz (Q4 2021 - $1,023 per oz). The Company sold 27,723 ounces (Q4 2021 - 68,377 ounces) at an average realized gold price of $1,743 per oz (Q4 2021 - $1,795 per oz), recognizing revenue of $48.4 million (Q4 2021 - $122.8 million) for the Quarter.
Production was lower in the three months and year ended December 31, 2022 compared to the comparative periods in 2021 due to mine sequencing, with fewer ounces added to the leach pad in Q4 2022 and less inventory drawdown from the leach pad during 2022.
Mining during the Quarter moved much more waste, with a strip ratio three times higher than the comparable quarter in 2021. The Company continued stripping phase 3 of the Brownie and Vista East pits to provide ore for 2023. Waste hauls are shorter and less energy intensive than ore hauls; as a result, mining unit costs were lower in Q4 2022 compared to Q4 2021. Process unit costs were higher in Q4 2022 despite a 17% decrease in total processing costs as fewer new ore tonnes were processed compared to Q4 2021. Mining unit costs for the year ended December 31, 2022 were consistent compared to the year ended December 31, 2021, while processing unit costs were lower reflecting the 24% increase in ore tonnes placed in 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
AISC per oz sold increased in Q4 2022 compared to Q4 2021 primarily due to gold sales in 2021 being skewed to the end of the year, with the fourth quarter accounting for 49% of gold sold in 2021 and only 22% of gold sold in 2022. AISC per oz sold decreased for the year ended December 31, 2022 compared to 2021 primarily due to a decrease in the amount of capitalized stripping and other capital projects.
For production, Mesquite achieved 2022 Guidance, with total production of 123,965 ounces compared to production guidance of 120,000 to 130,000 ounces of gold. For costs, Mesquite also achieved 2022 Guidance with cash costs of $978 per oz compared to guidance of $1,010 to $1,050 per oz and AISC of $1,285 per oz compared to guidance of $1,270 to $1,310 per oz, driven by lower sustaining capital spend compared to guidance and ounces sold being in line with guidance.
Exploration and development
Planned exploration drilling was completed by the end of Q3 2022. A total of 19,676 metres (“m”) of reverse circulation (“RC”) drilling was carried out in 2022, including infill programs at the Vista East (643 m), Vista West (5,092 m), and Rainbow (3,323 m) deposits and a step-out drill program at the Brownie deposit (10,649 m). Exploration expenditures at Mesquite were nil for the Quarter and $5.6 million for the year ended December 31, 2022.
Sustaining capital for the three months and year ended December 31, 2022 was $12.3 million and $36.0 million, respectively, primarily related to stripping of the Vista East pit and phase 3 of the Brownie pit. Sustaining capital in 2022 related primarily to stripping of the Brownie pit. Non-sustaining expenditures for the three months and year ended December 31, 2022 were $3.0 million and $18.0 million, respectively. Expenditures in the first half of 2022 related primarily to lease payments for new haul trucks and exploration drilling at Vista East and Vista West, and in the second half of 2022 related to lease payments for new haul trucks and exploration drilling at Brownie West.
Outlook
To reduce costs in the current inflationary environment, mining at Mesquite in 2023 has pivoted to a small pit approach to reduce waste stripping, with ore being mined from Brownie phase 3 and Vista East 3. While this will reduce ounces produced in 2023, efforts to establish additional Mineral Reserves through exploration and resource drilling will continue and the Company will also continue the permitting required to enable mine life extensions beyond 2023.
Mesquite production for 2023 is estimated at 80,000 to 90,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Cash costs are estimated at $1,345 to $1,410 per oz and AISC at $1,415 to $1,480 per oz. Sustaining expenditures of $5 million primarily relate to deferred stripping. Non-sustaining expenditures primarily relate to exploration and ongoing permitting for drilling, additional areas to mine, and leach pad expansion.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three months and year ended December 31, 2022

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ore mined and stacked to leach pad	kt	979	1,368	987	4,560	4,710
Waste mined	kt	585	298	408	1,511	1,149
Open pit strip ratio	w:o	0.60	0.22	0.41	0.33	0.24
Average gold grade stacked to leach pad	g/t	0.35	0.33	0.28	0.33	0.36
Gold produced	oz	6,124	5,093	8,357	23,227	25,270
Gold sold	oz	6,112	5,093	8,947	23,227	25,671
Financial data
Revenue	M$	10.7	8.8	16.1	41.9	46.0
Cash costs(1)	M$	8.3	6.6	8.2	28.3	22.7
Sustaining capital(1)	M$	0.4	0.5	8.6	11.0	13.9
Reclamation expenses	M$	0.1	0.0	0.0	0.2	0.1
Total AISC(1)	M$	8.8	7.1	16.8	39.5	36.7
AISC contribution margin(1)	M$	1.9	1.6	(0.8)	2.4	9.3
Non-sustaining expenditures	M$	1.6	0.6	2.0	5.2	7.8
Mine free cash flow(1)	M$	0.3	1.0	(2.8)	(2.8)	1.5
Unit analysis
Realized gold price per oz sold	$/oz	1,743	1,726	1,795	1,801	1,793
Cash costs per oz sold(1)	$/oz	1,351	1,304	918	1,217	883
AISC per oz sold(1)	$/oz	1,428	1,410	1,881	1,699	1,429
Mining cost per tonne mined	$/t	3.38	3.57	3.31	3.53	3.15
Processing cost per tonne processed	$/t	5.34	4.59	2.89	4.32	1.95
G&A cost per tonne processed	$/t	1.58	1.66	2.28	1.82	1.39
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2022 Analysis
Production
During Q4 2022, Castle Mountain produced 6,124 ounces of gold (Q4 2021 - 8,357 ounces) at an AISC of $1,428 per oz (Q4 2021 - $1,881 per oz). The Company sold 6,112 ounces (Q4 2021 - 8,947 ounces) of gold at an average realized price of $1,743 per oz (Q4 2021 - $1,795 per oz), recognizing revenue of $10.7 million (Q4 2021 - $16.1 million) for the Quarter.
Production was lower in the three months and year ended December 31, 2022 compared to the comparative periods in 2021. The decrease in production for Q4 2022 compared to Q4 2021 reflects lower overall tonnes stacked and under leach in prior quarters and the long leach cycle times associated with the ROM ore that had been placed on the leach pad. Crushing and agglomeration of a portion of the ore commenced in late Q2 2022 and the proportion of crushed ore under leach will gradually increase as new cells are stacked and less ROM ore is under leach. The decrease in production for the year ended December 31, 2022 compared to 2021 reflects lower grades of ore stacked to the leach pad.
Higher mining unit costs for the three months and year ended December 31, 2022 compared to 2021 reflect higher average diesel prices for 2022. Process unit costs also increased in the three months and year ended December 31, 2022 compared to 2021 reflecting additional costs associated with converting the processing method to crush and agglomeration, which commenced at the end of Q2 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
AISC per oz sold decreased in Q4 2022 compared to Q4 2021 as the prior year had elevated sustaining capital spend due to leach pad construction. AISC per oz sold increased for the year ended December 31, 2022, however, compared to the comparative period in 2021, primarily due to a delay in ramp-up of the crushing circuit.
For production, Castle Mountain did not achieve 2022 Guidance, with total production of 23,227 ounces compared to production guidance of 25,000 to 35,000 ounces of gold. Costs at Castle Mountain were higher than 2022 Guidance, with cash costs of $1,217 per oz compared to guidance of $1,130 to $1,160 per oz and AISC of $1,699 per oz compared to guidance of $1,550 to $1,620 per oz, driven by the lower ounces sold.
Exploration and development
No exploration drilling occurred at Castle Mountain during the Quarter. Exploration for the year included 7,919 m of RC drilling at the South Dump and 1,448 m of RC drilling testing the north side of the South Dome area. Exploration expenditures at Castle Mountain totaled $0.3 million during the Quarter and $2.2 million for the year ended December 31, 2022.
Sustaining capital expenditures for the three months and year ended December 31, 2022 were $0.4 million and $11.0 million, respectively, primarily related to completion of the leach pad expansion and crushing improvements. Non-sustaining capital expenditures for the three months and year ended December 31, 2022 were $1.6 million and $5.2 million, respectively, primarily related to Phase 2 permitting and optimization.
Outlook
Castle Mountain production for 2023 is estimated at 25,000 to 30,000 ounces of gold with cash costs of $1,765 to $1,850 per oz and AISC of $1,865 to $1,950 per oz.
Costs at Castle Mountain are expected to remain elevated as a result of the transition to crushing and agglomerating all ore to increase ore permeability and gold production. A portion of the ore under leach continues to be ROM but will gradually transition to all crushed as crusher throughput is improved. Sustaining expenditures at Castle Mountain in 2023 include $2 million of sustaining capital for a variety of equipment upgrades.
Non-sustaining expenditures of $11 million at Castle Mountain in 2023 include $8 million for Phase 2 optimization studies, metallurgical test work and permitting progress monitoring (the Phase 2 permit amendment was submitted in March 2022), and $1 million for exploration.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Operations during 2022 comprised three open pits (Los Filos, Bermejal and Guadalupe) and two underground mines (Los Filos and Bermejal). Ore from the various deposits is currently processed by heap leaching.
Operating and financial results for the three months and year ended December 31, 2022

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ore mined - open pit	kt	3,924	1,606	3,423	8,258	7,090
Waste mined - open pit	kt	9,083	13,445	11,036	50,361	38,027
Open pit strip ratio	w:o	2.31	8.37	3.22	6.10	5.36
Average open pit gold grade	g/t	0.87	0.57	0.77	0.78	0.71
Ore mined - underground	kt	134	138	162	561	519
Average underground gold grade	g/t	3.09	3.05	3.11	3.04	3.23
Tonnes processed	kt	4,018	1,773	3,596	8,854	8,663
Ore re-handled for secondary leaching	kt	—	—	—	—	2,312
Gold produced	oz	40,003	23,121	54,733	133,723	144,096
Gold sold	oz	39,290	22,677	55,144	132,172	143,809
Financial data
Revenue	M$	68.2	38.8	98.8	238.0	257.2
Cash costs(1)	M$	54.7	70.4	72.3	252.9	226.6
Sustaining capital(1)	M$	5.3	8.1	5.3	20.7	21.5
Reclamation expenses	M$	0.6	0.8	1.4	2.8	4.0
Total AISC(1)	M$	60.7	79.3	79.0	276.3	252.1
AISC contribution margin(1)	M$	7.6	(40.5)	19.7	(38.3)	5.1
Care and maintenance	M$	—	—	—	—	12.6
Non-sustaining expenditures	M$	3.9	9.0	10.2	42.5	59.6
Mine free cash flow(1)	M$	3.7	(49.5)	9.5	(80.8)	(67.1)
Unit analysis
Realized gold price per oz sold	$/oz	1,733	1,706	1,787	1,793	1,783
Cash costs per oz sold(1)	$/oz	1,393	3,105	1,311	1,913	1,575
AISC per oz sold(1)	$/oz	1,544	3,499	1,433	2,090	1,753
Mining cost per tonne mined - open pit	$/t	1.96	1.72	1.50	1.73	1.45
Mining cost per tonne mined - underground	$/t	117.88	119.94	82.07	111.42	86.73
Processing cost per tonne processed	$/t	5.52	11.80	6.05	9.05	7.02
G&A cost per tonne processed	$/t	1.67	4.19	1.70	3.32	1.97
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2022 Analysis
Production
During Q4 2022, Los Filos produced 40,003 ounces of gold (Q4 2021 - 54,733 ounces) at an AISC of $1,544 per oz (Q4 2021 - $1,433 per oz). The Company sold 39,290 ounces (Q4 2021 - 55,144 ounces) at an average realized price of $1,733 per oz (Q4 2021 - $1,787 per oz), recognizing revenue of $68.2 million (Q4 2021 - $98.8 million) for the Quarter.
Production decreased for the three months and year ended December 31, 2022 compared to the comparative periods in 2021, impacted primarily by a shortage of explosives due to union strikes at a supplier, which reduced the amount of open pit and underground material moved and delayed ounces being delivered to the leach pad. While Q4 2022 saw 65,163 recoverable ounces delivered to the leach pad, it takes approximately 90 days for placed ounces to be recovered and only 40,003 ounces were produced during the Quarter. In addition, some of the ore had higher copper content and therefore, experienced a prolonged recovery period. As such, the balance of ounces placed in Q4 2022 are expected to be produced in Q1 2023.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Open pit mining unit costs increased for both the three months and year ended December 2022 compared to 2021 due primarily to increased diesel cost, more diesel usage due to longer hauls and increased maintenance spend. Underground mining unit costs in 2022 increased compared to prior periods as Bermejal development had become the major underground focus and mining unit costs at Bermejal are higher than for the Los Filos underground due to the nature of the ground conditions and also lower productivity due to having fewer working areas and the need for additional development. Processing unit costs in Q4 2022 decreased compared to Q4 2021 due to higher ore tonnes processed. Processing unit costs for the year ended December 31, 2022 increased compared to 2021 due to higher cyanide prices. In addition, rehandled material has a lower unit processing cost, but there was no rehandled material processed during 2022, compared to 2.3 million tonnes processed during 2021.
AISC per oz sold for the three months and year ended December 31, 2022 were higher than the comparative periods in 2021, reflecting higher costs of mining in the Guadalupe open pit and the impact of inflationary pressures on consumables, all of which contributed to a $43.1 million write-down of inventories to net realizable value (“NRV”) through September 30, 2022.
For production, Los Filos did not achieve 2022 Guidance, with total production of 133,723 ounces compared to production guidance of 155,000 to 170,000 ounces of gold. Costs at Los Filos were higher than 2022 Guidance, with cash costs of $1,913 per oz compared to guidance of $1,620 to $1,670 per oz and AISC of $2,090 per oz compared to guidance of $1,800 to $1,840 per oz, driven by the lower ounces sold.
Exploration and development
Exploration expenditures during Q4 2022 included a single 581 m core hole that tested Bermejal Underground Zone 5. Exploration drilling in 2022 totaled 15,860 m and, in addition to the Bermejal Underground Zone 5 test, included 12,774 m of infill RC drilling focused on the Guadalupe open pit, 602 m of infill RC drilling in the Los Filos open pit, and 1,903 m of step-out core drilling in the Los Filos underground. Exploration expenditures for the Quarter totaled $0.8 million and for the year ended December 31, 2022 totaled $4.1 million.
Sustaining capital expenditures for the three months and year ended December 31, 2022 were $5.3 million and $20.7 million, respectively, primarily related to Guadalupe capitalized stripping and Los Filos underground development. Non-sustaining capital expenditures for the three months and year ended December 31, 2022 were $3.9 million and $42.5 million, respectively, primarily related to capitalized stripping in the Los Filos open pit, Bermejal underground development costs and equipment rebuilds to increase mining capacity.
Outlook
Los Filos production for 2023 is estimated at 160,000 to 180,000 ounces of gold. Cost guidance for 2023 is estimated at cash costs of $1,460 to $1,620 per oz with AISC of $1,680 to $1,865 per oz.
Primary ore sources for 2023 will be the Guadalupe and Los Filos open pits and the Los Filos North underground, with 80% of 2023 gold production coming from ore sourced from the open pits. Bermejal underground development has been slower and more costly than expected, in part due to blockades and disruptions and also due to productivity issues and increased costs. Bermejal underground will be suspended in February 2023 to defer development capital until Greenstone construction is complete, and to allow time to work on plans to improve productivity and reduce costs.
Sustaining expenditures at Los Filos of $40 million in 2023 include $12 million for Guadalupe open-pit stripping, $12 million for Los Filos North underground development, $10 million of open pit and underground mine equipment refurbishments and replacements, and $3 million of exploration.
There are no non-sustaining expenditures forecast for Los Filos in 2023.
The Company will continue to review the timing of construction of a new CIL plant to operate concurrently with the existing heap leach operation, which could increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete, operating inefficiencies are addressed and the Company feels it has reached long-term stability with local communities that will allow operations to continue without interruption.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting and a feasibility study related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three months and year ended December 31, 2022

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ore mined	kt	1,231	940	1,029	3,222	3,180
Waste mined	kt	7,024	5,650	7,727	20,578	20,442
Open pit strip ratio	w:o	5.71	6.01	7.51	6.39	6.43
Tonnes processed	kt	770	827	922	3,167	3,383
Average gold grade processed	g/t	1.47	1.10	1.51	1.09	1.35
Recovery	%	92.5	91.3	91.9	91.8	91.2
Gold produced	oz	33,810	25,709	41,258	102,368	134,961
Gold sold	oz	33,244	25,507	41,819	102,282	135,061
Financial data
Revenue	M$	57.6	43.9	75.1	183.3	242.6
Cash costs(1)	M$	26.3	25.9	31.0	108.0	105.9
Sustaining capital(1)	M$	18.1	11.5	12.3	44.6	26.7
Reclamation expenses	M$	0.3	0.3	0.3	1.1	1.3
Total AISC(1)	M$	44.7	37.7	43.6	153.7	133.9
AISC contribution margin(1)	M$	13.0	6.2	31.5	29.6	108.8
Non-sustaining expenditures	M$	3.5	2.1	5.3	7.4	9.3
Mine free cash flow(1)	M$	9.5	4.1	26.2	22.2	99.5
Unit analysis
Realized gold price per oz sold	$/oz	1,731	1,719	1,797	1,790	1,796
Cash costs per oz sold(1)	$/oz	790	1,015	742	1,056	784
AISC per oz sold(1)	$/oz	1,343	1,476	1,044	1,503	991
Mining cost per tonne mined	$/t	2.25	2.44	2.26	2.47	2.17
Processing cost per tonne processed	$/t	13.01	11.37	9.19	12.43	9.65
G&A cost per tonne processed	$/t	4.60	3.64	4.06	4.39	4.12
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2022 Analysis
Production
During Q4 2022, Aurizona produced 33,810 ounces of gold (Q4 2021 - 41,258 ounces) at an AISC of $1,343 per oz (Q4 2021 - $1,044 per oz). The Company sold 33,244 ounces (Q4 2021 - 41,819 ounces) at an average realized gold price of $1,731 per oz (Q4 2021 - $1,797 per oz), recognizing revenue of $57.6 million (Q4 2021 - $75.1 million) for the Quarter.
Production was lower in the three months and year ended December 31, 2022 compared to the same periods in 2021 due to an abnormally long rainy season that continued into Q3 2022, limiting access to higher-grade ore in lower benches of the main pit and increasing reliance on lower-grade stockpiles for processing.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Mining unit costs were higher for the year ended December 31, 2022 compared to 2021 but comparable for the fourth quarters of each year, reflecting higher average diesel prices in 2022 that trended lower in Q4 2022. Processing unit costs were higher for the three months and year ended December 31, 2022 compared to the same periods in 2021 due to higher power costs, increased costs for cyanide and grinding media, and increased maintenance costs.
AISC per oz sold for the three months and year ended December 31, 2022 were higher than the comparative periods in 2021, primarily reflecting lower gold sales and the impact of inflationary pressures on consumables.
For production, Aurizona did not achieve 2022 Guidance, with total production of 102,368 ounces compared to production guidance of 120,000 to 130,000 ounces of gold. Costs at Aurizona were higher than 2022 Guidance, with cash costs of $1,056 per oz compared to guidance of $900 to $940 per oz and AISC of $1,503 per oz compared to guidance of $1,370 to $1,410 per oz, reflecting the lower ounces sold.
Exploration and development
Exploration drilling activities at Aurizona during the Quarter included 5,058 m of core drilling and 8,713 m of RC drilling focused on both near-mine and regional targets. Near-mine exploration was focused along the Piaba Trend and included 2,848 m of core drilling and 7,321 m of RC drilling. Exploration expenditures at Aurizona during the Quarter totaled $2.4 million.
During 2022, a total of 29,326 m was drilled, including 11,281 m of core drilling and 17,505 m of RC drilling. Five deep core drill holes (3,043 m) were completed in the main Piaba deposit. The majority of drilling (15,623 m) focused on near-mine targets covering the extent of the Piaba Trend and included 4,460 m of core drilling and 11,164 m of RC drilling. The Company completed 4,319 m of core drilling and 6,341 m of RC drilling on regional targets during the year. Exploration expenditures for the year totaled $5.2 million.
Sustaining capital expenditures for the three months and year ended December 31, 2022 were $18.1 million and $44.6 million, respectively, primarily related to capitalized stripping, construction of a new TSF and preparation for installation of a pebble crusher. Non-sustaining capital expenditures for the three months and year ended December, 2022 were $3.5 million and $7.4 million, respectively, primarily related to costs for the underground feasibility study and land acquisitions.
Outlook
Aurizona production for 2023 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $1,065 to $1,130 per oz and AISC of $1,410 to $1,500 per oz.
Sustaining expenditures at Aurizona of $45 million in 2023 include $18 million in capitalized waste stripping and $15 million for TSF expansions. Sustaining expenditures also include $1 million to complete installation of a pebble crusher, which will help maintain plant processing capacity as the percentage of fresh rock ore feed increases.
Non-sustaining expenditures at Aurizona of $6 million in 2023 primarily relate to land acquisitions and exploration.
The Company plans to continue to advance the underground Aurizona expansion during 2023, including issuing a feasibility study mid-year and potentially establishing a portal and commencing development of an exploration ramp at the west end of the Piaba open pit in late 2023. Underground portal development is not included in 2023 cost guidance for Aurizona, since the construction decision is dependent on the results of the feasibility study.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three months and year ended December 31, 2022

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ore mined - open pit	kt	198	145	109	566	208
Waste mined - open pit	kt	1,193	712	949	3,401	1,946
Open pit strip ratio	w:o	6.03	4.90	8.73	6.01	9.34
Average open pit gold grade	g/t	1.78	1.46	1.51	1.60	1.39
Ore mined - underground	kt	211	290	283	979	1,177
Average underground gold grade	g/t	1.73	1.42	1.43	1.44	1.53
Ore mined - total	kt	409	436	391	1,545	1,385
Tonnes processed	kt	383	375	351	1,426	1,367
Average gold grade processed	g/t	1.82	1.56	1.43	1.58	1.52
Recovery	%	92.9	91.3	90.9	91.7	90.5
Gold produced	oz	20,304	17,234	14,499	65,641	60,401
Gold sold	oz	20,122	17,057	14,279	65,488	60,269
Financial data
Revenue	M$	34.8	29.0	25.6	116.4	107.9
Cash costs(1)	M$	19.1	18.1	13.8	68.5	52.7
Sustaining capital(1)	M$	0.6	2.1	4.7	9.0	14.5
Reclamation expenses	M$	0.6	0.3	1.8	2.0	2.6
Total AISC(1)	M$	20.3	20.5	20.3	79.5	69.8
AISC contribution margin(1)	M$	14.5	8.4	5.3	36.8	38.1
Non-sustaining expenditures	M$	5.1	1.6	0.8	7.6	5.5
Mine free cash flow(1)	M$	9.4	6.8	4.5	29.2	32.6
Unit analysis
Realized gold price per oz sold	$/oz	1,725	1,695	1,792	1,775	1,791
Cash costs per oz sold(1)	$/oz	948	1,062	963	1,047	875
AISC per oz sold(1)	$/oz	1,005	1,207	1,419	1,215	1,159
Mining cost per tonne mined - open pit	$/t	2.23	2.28	1.48	2.09	1.50
Mining cost per tonne mined - underground	$/t	31.88	25.70	20.35	27.61	19.95
Processing cost per tonne processed	$/t	13.41	12.32	11.34	13.70	11.25
G&A cost per tonne processed	$/t	5.81	4.97	5.17	5.26	4.97
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2022 Analysis
Production
During Q4 2022, Fazenda produced 20,304 ounces of gold (Q4 2021 - 14,499 ounces) at an AISC of $1,005 per oz (Q4 2021 - $1,419 per oz). The Company sold 20,122 ounces (Q4 2021 - 14,279 ounces) at an average realized price of $1,725 per oz (Q4 2021 - $1,792 per oz), recognizing revenue of $34.8 million (Q4 2021 - $25.6 million) for the Quarter.
Production increased in the three months and year ended December 31, 2022 compared to the same periods in 2021 due to the impact of higher grades and volumes mined from the open pit offsetting lower volumes and grades mined from underground ore sources.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Open pit mining unit costs were higher for the three months and year ended December 31, 2022 compared to the comparative periods in 2021 as input prices continued to increase and ore haul distances increased. Underground mining unit costs were higher for the three months and year ended December 31, 2022 compared to the comparative periods in 2021 as input prices continued to increase, maintenance and service costs were higher, and underground tonnes mined were lower. Processing unit costs were higher for the three months and year ended December 31, 2022 compared to the comparative periods in 2021 as prices for cyanide, grinding media and other reagents increased. AISC per oz sold was lower in Q4 2022 compared to Q4 2021, largely reflecting higher ounces sold. Conversely, AISC per oz sold was higher for the year ended December 31, 2022 compared to the comparative period in 2021, as the impact of higher ounces sold was more than offset by the impact of higher input prices.
For production, Fazenda exceeded the upper end of 2022 Guidance, with total production of 65,641 ounces compared to production guidance of 60,000 to 65,000 ounces of gold. Costs at Fazenda were lower than 2022 Guidance, with cash costs of $1,047 per oz compared to guidance of $1,050 to $1,080 per oz and AISC of $1,215 per oz compared to guidance of $1,250 to $1,290 per oz, driven by higher production, but offset by higher input prices.

Exploration and development
During Q4 2022, the Company drilled 12,945 m of core focused on Mineral Reserve replacement in the immediate underground mine area, bringing the total to 53,937 m for the year. The 2022 surface exploration program continued and included 3,963 m of RC drilling focused on both western and eastern extents of the mineralized trend, as well as potential extensions of historical open pits within the main mine complex. Total surface exploration drilling for 2022 was 20,465 m, including 1,715 m of core drilling and 18,750 m of RC drilling. Exploration expenditures at Fazenda totaled $3.0 million during the Quarter and $6.9 million for the year.
Sustaining capital expenditures for the three months and year ended December 31, 2022 were $0.6 million and $9.0 million, respectively, primarily related to underground development. Non-sustaining capital expenditures for the three months and year ended December 31, 2022 were $5.1 million and $7.6 million, respectively, primarily related to underground development.
Outlook
Fazenda’s production for 2023 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $1,170 to $1,210 per oz and AISC estimated at $1,390 to $1,430 per oz.
Sustaining expenditures at Fazenda of $14 million in 2023 primarily relate to $3 million for underground development, $2 million for open-pit waste stripping, $4 million for a TSF raise, and $3 million for fleet and plant refurbishment. Non-sustaining expenditures of $12 million include $3 million for underground development and $4 million for exploration.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months and year ended December 31, 2022

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ore mined	kt	38	14	346	278	1,768
Waste mined	kt	404	229	3,829	8,916	22,837
Open pit strip ratio	w:o	10.51	16.65	11.06	32.05	12.92
Ore rehandled	kt	440	800	0	1,967	0
Tonnes processed	kt	549	731	713	2,192	2,835
Average gold grade processed	g/t	0.47	0.52	0.68	0.50	0.74
Recovery	%	84.7	86.5	87.6	86.3	86.7
Gold produced	oz	8,071	10,321	13,362	32,139	58,829
Gold sold	oz	8,216	10,231	13,424	32,433	59,074
Financial data
Revenue	M$	14.3	17.5	24.0	58.1	105.8
Cash costs(1)	M$	9.1	13.1	18.6	46.0	72.2
Sustaining capital(1)	M$	3.1	3.2	3.6	7.8	10.1
Reclamation expenses	M$	0.2	0.2	0.5	0.7	1.1
Total AISC(1)	M$	12.4	16.5	22.7	54.5	83.4
AISC contribution margin(1)	M$	2.0	1.0	1.3	3.6	22.5
Care and maintenance	M$	1.2	2.3	—	8.1	—
Non-sustaining expenditures	M$	—	0.1	4.7	22.7	21.9
Mine free cash flow(1)	M$	0.8	(1.4)	(3.4)	(27.2)	0.6
Unit analysis
Realized gold price per oz sold	$/oz	1,731	1,707	1,789	1,782	1,791
Cash costs per oz sold(1)	$/oz	1,104	1,285	1,386	1,418	1,222
AISC per oz sold(1)	$/oz	1,499	1,617	1,689	1,681	1,410
Mining cost per tonne mined	$/t	2.13	2.51	2.73	2.75	2.04
Processing cost per tonne processed	$/t	10.47	10.63	10.65	13.02	10.04
G&A cost per tonne processed	$/t	2.79	2.14	3.12	3.12	2.68
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2022 Analysis
Production
During Q4 2022, RDM produced 8,071 ounces of gold (Q4 2021 - 13,362 ounces) at an AISC of $1,499 per oz (Q4 2021 - $1,689 per oz). The Company sold 8,216 ounces (Q4 2021 - 13,424 ounces) at an average realized price of $1,731 per oz (Q4 2021 - $1,789 per oz), recognizing revenue of $14.3 million (Q4 2021 - $24.0 million) for the Quarter.
Production was lower in the three months and year ended December 31, 2022 compared to the same periods in 2021 as RDM switched to processing low-grade stockpiles and owner mining to reduce costs, rather than continuing a multi-year waste stripping program with a contract miner.
In early March 2022, RDM pumped water from the TSF to the open pit to comply with new regulatory requirements for water storage in the TSF, which affected access to higher-grade ore in the pit in Q1 2022. From mid-May until mid-July, mining and plant operations were suspended as the result of a delay in the receipt of permits for a scheduled TSF raise. In Q4 2022, production was impacted by a delay in receiving a license to process ore from additional stockpiles.
Mining unit costs were lower in Q4 2022 compared to Q4 2021 as mining was self-performed and mainly involved rehandling of ore stockpiles. Mining unit costs were higher for the year ended December 31, 2022 compared to 2021, however, due to higher diesel prices and several periods of suspended operations during the year. In Q4 2022, 0.9 million tonnes were mined that was mainly rehandled ore, compared to 4.2 million tonnes in Q4 2021 that was mainly in-situ waste.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Processing unit costs were lower in Q4 2022 compared to Q4 2021 as power costs decreased due to lower-rate power contracts, in addition to lower consumption of cyanide and mill balls. Processing unit costs were higher for the year ended December 31, 2022 compared to 2021, however, due to several periods of suspended operations and prices for cyanide, grinding media and other reagents increasing year over year. Additionally, in Q1 and Q2 2022, there were additional processing costs incurred to manage pumping and evaporation of water.
AISC per oz sold for Q4 2022 was lower than Q4 2021 as the low-grade stockpile processing in Q4 2022 required minimal waste movement compared to the prior period’s multi-year waste stripping campaign. AISC per oz sold for the year ended December 31, 2022 was higher than the comparative period in 2021 due to operational interruptions during the year.
For production, RDM exceeded 2022 Guidance, with total production of 32,139 ounces compared to guidance of 25,000 to 30,000 ounces of gold. Costs at RDM were lower than 2022 Guidance, with cash costs of $1,418 per oz compared to guidance of $1,750 to $1,780 per oz and AISC of $1,681 per oz compared to guidance of $2,000 to $2,060 per oz, driven by higher ounces sold and a strong focus on cost control.
Exploration and development
No exploration drilling occurred at RDM during the Quarter. Exploration in 2022 included 10,190 m of core drilling focused on testing extensions of the main deposit to the north, south and down-dip. Exploration expenditures at RDM were nil during the Quarter and $2.1 million for the year.
Sustaining capital expenditures for the three months and year ended December 31, 2022 were $3.1 million and $7.8 million, respectively, primarily related to the purchase of equipment and machinery to assist with TSF water level management and TSF maintenance. Non-sustaining capital expenditures for the three months and year ended December 31, 2022 were nil and $22.7 million, respectively, primarily related to capitalized waste stripping.
Outlook
The Company resumed mining of in-situ ore using owner-operated equipment in early 2023. RDM production for 2023 is estimated at 50,000 to 60,000 ounces of gold. Cash costs are estimated at $1,460 to $1,620 per oz and AISC is estimated at $1,685 to $1,870 per oz.
Sustaining expenditures at RDM of $13 million in 2023 include $8 million for a TSF raise to increase capacity and $3 million for deferred stripping.
There are no non-sustaining expenditures forecast for RDM in 2023.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022. The Company continues to work on increasing throughput and improving recoveries at Santa Luz.

		Three months ended			Year ended
Operating data	Unit	December 31, 2022	September 30, 2022	June 30, 2022	December 31, 2022
Ore mined	kt	796	731	178	1,705
Waste mined	kt	3,632	5,349	5,493	16,065
Open pit strip ratio	w:o	4.56	7.32	30.90	9.42
Tonnes processed	kt	594	533	283	1,477
Average gold grade processed	g/t	1.33	1.41	1.12	1.31
Recovery	%	59.8	71.2	68.6	66.4
Gold produced	oz	14,680	17,184	5,551	37,625
Gold sold	oz	14,680	17,756	4,978	37,625
Financial data
Revenue	M$	25.3	30.4	9.1	65.3
Cash costs(1)(2)	M$	37.2	22.3	6.6	66.5
Sustaining capital(1)	M$	3.3	—	—	3.3
Reclamation expenses	M$	0.1	0.1	0.2	0.3
Total AISC(1)	M$	40.6	22.4	6.8	70.1
AISC contribution margin(1)	M$	(15.2)	8.1	2.4	(4.8)
Care and maintenance	M$	—	0.6	—	0.6
Non-sustaining expenditures	M$	1.3	11.6	22.3	56.4
Mine free cash flow(1)(2)	M$	(16.5)	(4.1)	(19.9)	(61.8)
Unit analysis
Realized gold price per oz sold	$/oz	1,721	1,712	1,828	1,732
Cash costs per oz sold(1)	$/oz	2,533	1,254	1,321	1,767
AISC per oz sold(1)	$/oz	2,761	1,259	1,353	1,862
Mining cost per tonne mined	$/t	2.59	1.37	0.68	1.33
Processing cost per tonne processed	$/t	21.74	24.56	15.79	20.88
G&A cost per tonne processed	$/t	3.15	2.06	3.32	2.77
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Cash costs and mine free cash flow do not include the impact of fair value adjustments on acquired stockpile inventories of $14.6 million and $21.8 million for the three months and year ended December 31, 2022, respectively.
(3)Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
Q4 and 2022 Analysis
Production
During Q4 2022, Santa Luz produced 14,680 ounces of gold (Q3 2022 - 17,184 ounces) at an AISC of $2,761 per oz (Q3 2022 - $1,259 per oz). The Company sold 14,680 ounces of gold (Q3 2022 - 17,756 ounces) at an average realized price of $1,721 per oz (Q3 2022 - $1,712 per oz), recognizing revenue of $25.3 million (Q3 2022 - $30.4 million) for the Quarter.
Production for the three months and year ended December 31, 2022 was below expectations, reflecting lower-than-expected throughput and recoveries. Santa Luz uses a resin-in-leach process plant to address the high total organic carbon content of the ore and Equinox Gold has successfully achieved higher overall recoveries than achieved by previous operators using activated carbon in a CIL plant. However, volumes processed, grade processed and recoveries are currently at lower levels than expected for the first year of operation, while waste and ore movement is ahead of plan.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

The team continues to build upon its experience to efficiently operate the resin-in-leach plant. However, there were two disruptions during Q4 2022. The first was when high sulphide ore was introduced and had a significant negative impact on gold recovery. The second instance resulted from overdosing of cyanide that negatively impacted resin activity and the resin had to be reactivated. On both occasions, it took several days for the plant to return to expected recoveries. The unfavourable results compared to expectations led to a write-down of inventories to NRV in Q4 2022. The impact of the write-down of inventories to NRV on cash costs and AISC per oz for the three months and year ended December 31, 2022 were approximately $990 per oz and $390 per oz, respectively.
Exploration and development
No exploration drilling occurred at Santa Luz during the Quarter. Exploration drilling in 2022 totaled 28,204 m including 488 m of core drilling and 19,474 m of RC drilling focused on infill and near-mine targets, and 850 m of core and 7,880 m of RC drilling at six regional targets. In addition to the drilling, a regionally extensive 13,700 line-km airborne magnetic and radiometric geophysical survey was completed. Exploration expenditures totaled $0.8 million during the Quarter and $6.1 million for the year.
Sustaining capital expenditures for the three months and year ended December 31, 2022 were $3.3 million and $3.3 million respectively, primarily related to capitalized stripping and construction of a new TSF. Non-sustaining capital expenditures for the three months and year ended December, 2022 were $1.3 million and $56.4 million, respectively, primarily related to construction of the processing plant.
Outlook
The focus at Santa Luz in 2023 is on stabilizing ore feed blend characteristics, attaining steady state plant throughput at design capacity of 2.7 million tonnes per year, and improving recoveries. Expectations are to achieve recoveries of 65% in H1 2023 and 70% or more for H2 2023.
Production at Santa Luz in 2023 is estimated at 60,000 to 70,000 ounces of gold. Cash costs are estimated at $1,535 to $1,695 per oz and AISC is estimated at $1,775 to $1,950 per oz.
Sustaining expenditures at Santa Luz of $17 million in 2023 include $10 million for a TSF raise to increase capacity and $3 million for deferred stripping. The Company also expects to spend $1 million on engineering and installation of a pebble crusher, which is onsite, to aid with increasing plant feed throughput.
Non-sustaining expenditures in 2023 include $2 million for exploration.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021 with the Premier Acquisition, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25). Construction is being funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%.
2022 Update and 2023 Outlook
Major construction activities commenced in Q4 2021 on the TSF, the Goldfield Creek diversion, the new portion of Highway 11 and plant site earthworks. Concrete foundation work for the permanent effluent water treatment plant, truck shop, sewage treatment plant, power plant and process plant buildings advanced in Q1 2022.
In Q2 2022, steel erection commenced on the west end of the mill building, power plant, truck shop and effluent treatment plant. Earthworks for the TSF, Goldfield Creek diversion and the new portion of Highway 11 were advanced. By the end of Q2 2022, the plant site fuel station and reagent storage building were commissioned and piping and mechanical work were underway in the permanent effluent water treatment plant.
During Q3 2022, concrete and steel erection continued on the west end of the mill building, primary and secondary crushing, HPGR building, crushed ore storage and reclaim, power plant, SME plant and truck shop. Operations personnel moved into the administration building in July. The first four mining haul trucks (CAT 793F) and the first shovel (Komatsu PC5500) were commissioned and initial mine pre-production activities got underway in September, ahead of schedule.
During Q4 2022, building enclosure and heating was completed as planned for the process plant west end, truck shop, power plant and SME plant. The secondary crusher and ore bin tower of the HPGR building were enclosed and heated in early January and the remainder of the HPGR building and east end process plant buildings are on track for enclosure in Q1 2023, which maintains the construction schedule. Major equipment continued to arrive on site, including primary and secondary crusher components, apron feeder, conveyors, thickener and prefabricated electrical rooms. All remaining mechanical, piping and electrical installation contracts were awarded, and installations are underway. Leach tank erection is complete, with eight tanks erected, and mechanical installations are underway. The Goldfield Creek diversion and installation of the 14 km-long natural gas pipeline were completed. The new Ministry of Transportation Patrol Yard was completed on time and handed over the Ministry. The TSF and new portion of Highway 11 continue to progress on plan. The permanent effluent treatment plant and the first four bays of the truck shop were completed and are in use. Mine pre-production activities ramped up on plan and are operating 24/7 with 2.5 million tonnes of material moved by year-end. Two drills, one shovel, two bulldozers and four trucks were commissioned and in use at the end of 2022.
At the end of Q4 2022, the total value contracted was $883 million (100% basis), representing approximately 71% of total budgeted capital expenditures, with 30% of the total cost awarded on a fixed cost basis and 19% awarded to Indigenous community companies or joint ventures. At the end of 2022, $656 million (54%) of the $1,225 million construction budget had been spent (100% basis). The Company’s share of expenditures during the Quarter was $98 million, with $328 million spent year to date and $394 million spent project to date. In addition, the Company capitalized interest of $6 million during the Quarter, $13 million year to date, and $14 million project to date. During 2023, Equinox Gold expects to fund $277 million of construction capital.
At December 31, 2022, the overall project was 65% complete. Detailed engineering was 100% complete, construction was 56% complete, procurement was 75% complete, earthworks were 73% complete, concrete was 75% complete, structural steel was 58% complete and the TSF was 47% complete. The project remains on budget and is on track to pour gold in the first half of 2024.
Construction during Q1 2023 will focus on enclosing the HPGR and process plant east end buildings, receiving the majority of the remaining equipment, advancing mechanical, piping and electrical installations in the process plant and power plant buildings, and progressing the crushed ore storage and reclaim facilities. Four additional 250-tonne CAT 793F haul trucks, one Komatsu PC5500 shovel and one Komatsu D375A-8 bulldozer are expected to be commissioned during Q1 2023, and the sewage treatment plant, potable water treatment plant and pit fuel station for mobile equipment are expected to be released to operations.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

DEVELOPMENT PROJECTS (CONTINUED)
Los Filos Expansion, Guerrero, Mexico
2022 Update and 2023 Outlook
During 2022 the Company continued planned expansion projects at Los Filos with ongoing development of a second underground mine (Bermejal). During the Quarter, the Company completed 593 m of Bermejal underground development and 57,230 tonnes of ore were mined with an average gold grade of 3.01 g/t. During the year, the Company completed 3,911 m of Bermejal underground development and 143,102 tonnes of ore were mined with an average gold grade of 2.79 g/t.
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion. While the economic and production estimates outlined in the feasibility study are predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. In addition, in February 2023, Equinox Gold suspended activities at the Bermejal underground deposit to defer capital spend until Greenstone construction is complete, since Bermejal development has been slower and more costly than expected. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, market conditions and availability and cost of capital.
The feasibility study contemplates continued development of the Bermejal underground deposit and construction of a 10,000 t/d CIL processing plant commencing in 2023 with an 18-month timeline for construction and commissioning, which would allow higher-grade ore to be directed to the CIL plant commencing in mid-2024. Constructing and operating the CIL plant, compared to a heap leach only scenario, would extend the Los Filos mine life by approximately four years and add more than 1.1 million ounces of gold to LOM production. The Los Filos mine life would be extended to 14.5 years until 2036 with LOM average annual production increasing to 280,000 ounces of gold (2023-2036), LOM cash costs averaging $981 per oz and LOM average AISC of $1,081 per oz. Total LOM production is estimated at 3.1 million ounces of gold. Peak production during 2025-2030 averages 360,000 ounces of gold per year.
Capital costs to build the CIL plant and associated infrastructure are estimated at $318 million. Using the base case $1,675 per oz gold price, the expansion project has an after-tax net present value discounted at 5% of $625 million with an internal rate of return of 26%.
The feasibility study includes an updated Mineral Reserve and Mineral Resource estimate incorporating a revised mine plan and 101,407 metres of exploration drilling since October 31, 2018. Factoring 681,000 ounces of mining depletion over almost four years, Los Filos Mineral Reserves have increased 44% over the previous 2018 estimate, with 193.2 million tonnes (“Mt”) of Proven & Probable Mineral Reserves grading 0.86 g/t gold for 5.4 million oz of contained gold. An additional 325.3 Mt of Measured & Indicated Mineral Resources (exclusive of Mineral Reserves) grading 0.75 g/t gold for 7.9 million oz of contained gold, and 135.9 Mt of Inferred Mineral Resources grading 0.74 g/t gold for 3.2 million oz of contained gold demonstrate the potential for mine life extension with successful conversion of Mineral Resources to Mineral Reserves. Detailed Mineral Reserve and Mineral Resource tables are included at the end of this MD&A.
The National Instrument 43-101 Technical Report for the feasibility study was filed on October 19, 2022, and is available for download on the Company’s website, and on SEDAR and EDGAR.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of placing 12,700 tonnes per day (“t/d”) of ROM and crushed ore on a heap leach facility. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
2022 Update and 2023 Outlook
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management) in early March 2022. The environmental review process and public scoping is anticipated to begin in the first half of 2023.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life and increase annual production with development of an underground mine and satellite open pit deposits that would operate concurrent with the existing open pit mine.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

DEVELOPMENT PROJECTS (CONTINUED)
2022 Update and 2023 Outlook
During the year, the Company advanced permitting and a feasibility study for the proposed expansion. Underground designs and schedules have been developed that show significantly larger underground stopes based on an updated Mineral Resource. Updates to the geotechnical and hydrological models are underway. The design of the exploration decline, which could be converted into the main production decline in the future, is currently under review. The feasibility study is scheduled for completion in mid-2023. Permits have been received for three portal locations within the Piaba Main pit, with the west end portal location expected to be available for development in fresh rock by Q4 2023.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had no lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) is 0.34 per million hours worked for 2022 (0.00 for the Quarter), compared to the target of 0.65. The Company’s Total Recordable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, is 2.12 per million hours worked for the 12-month rolling period 2022 (1.16 for the Quarter), compared to the target of 3.40 for 2022 and the Company’s TRIFR of 3.05 for 2021.
Environment
The Company’s Significant Environmental Incident Frequency Rate (“SEIFR”) is 0.63 per million hours worked for 2022 (0.19 for the Quarter) compared to the target of 1.60 for 2022 and the Company’s SEIFR of 0.68 for 2021.
There was one significant environmental incident during the Quarter as defined by the Company’s environmental standards. At Castle Mountain, an inspection found a deceased bird inside the carbon-in-column tank. While this is a rare occurrence and believed to be a one-off event, the Company continues to monitor the area and is researching the potential to install additional technology that deters birds from landing in certain controlled areas.
During 2022, the Company used baseline GHG emissions data collected during 2021, life-of-mine production forecasts, a detailed assessment of climate-related risks and opportunities at the Company’s mine sites, and a review of industry standards and available technology to identify potential GHG reduction initiatives across the mine sites. These initiatives were then prioritized based on the cost per tonne of carbon dioxide equivalent reduction ($/tCO2e) achieved to develop a portfolio of GHG emissions reduction initiatives that the Company expects to implement over the next seven years. In December 2022, the Board approved the Company’s target of reducing its Scope 1 and Scope 2 GHG emissions by 25% by 2030 (compared to “business-as-usual” forecast GHG emissions in 2030 if no intervention measures were taken). The Company does not currently track or report its Scope 3 emissions.
Equinox Gold announced its 25% by 2030 target, and the methodology used to derive the target, in its inaugural Climate Action Report, which was published post year end on February 7, 2023.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams seek feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During 2022, Equinox Gold developed the Company’s Social Management Standards with the aim of strengthening community relationships, anticipating and managing social risks, and standardizing social responsibility practices, while allowing site teams to develop their own social management systems. These standards are informed by the Initiative for Responsible Mining Assurance and incorporate internationally recognized frameworks for responsible mining, including the World Gold Council Responsible Gold Mining Principles and the Mining Association of Canada Towards Sustainable Mining protocols.
Community engagement activities and events were held at each of the Company’s sites during the year. In Brazil, Fazenda, Santa Luz, RDM and Aurizona continued the implementation of social programs to support sports, cultural and educational activities. These programs were delivered in partnership with local and national non-governmental organizations. RDM and Santa Luz held meetings with community representatives to discuss the implementation of the Emergency Action Plan for Mining Dams, and at Santa Luz the Company conducted meetings with local residents to answer their questions about the ramping up of operations and the blast monitoring program.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
In Mexico, Los Filos met regularly with community representatives, started a personal growth program with school children in local communities and spearheaded an adult continuing education campaign. The Company also continued to support education, health, cultural activities and reforestation programs in the Mezcala and Carrizalillo communities.
In Canada, Greenstone conducted an awareness campaign about safe blasting protocols with local residents in anticipation of the start of regular blasting activities. Also at Greenstone, the Community Sustainability Committee, comprising individuals from the Greenstone municipality, met regularly during the year and participated in a site tour. In Q3 2022, Greenstone held its annual community event that included a site tour for more than 450 people from the region.
In the USA, Castle Mountain was awarded the Outstanding Contributor, Corporate Partner Award by the Mojave Desert Heritage & Cultural Association. Also at Castle Mountain, the Company conducted first responder and community cyanide awareness training at the Searchlight town community center and partnered with the California Department of Fish and Wildlife and researchers from Oregon State University to conduct an annual health assessment on a herd of desert bighorn sheep.
During 2022, the Company hosted site tours at most of its mines. Indigenous partners, high school and university students, community members, government representatives and regulators participated in the mine tours.
In 2022, the Company made numerous investments to support development and quality of life improvements in the communities in which it operates. Los Filos organized a health campaign to provide basic preventive health care and breast cancer awareness, and continued construction of the new Carrizalillo health center. Los Filos also funded construction of the new Mezcala wastewater treatment plant. At Aurizona and Santa Luz, the Company launched an entrepreneurship program to support the development of local businesses, and Fazenda continued implementation of its program to fund community income-generating projects.
In September 2022, certain members of the Mezcala community restricted access to Los Filos for four days. The state government mediated, and an agreement was reached to restore free access to the mine. The Company continues to have regular dialogue with local communities and informs them about actions taken in compliance with signed agreements to avoid any misunderstandings.
ESG Reporting
Equinox Gold continues to publish select Health & Safety and Environmental data quarterly in the Responsible Mining section of the Company’s website.
In May 2022, the Company published its 2021 ESG Report, which included disclosures and metrics in line with the reporting frameworks of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB), and held an ESG call and webcast at the beginning of June to introduce the ESG Report and provide the opportunity for analysts and investors to ask questions of Equinox Gold’s leadership team. The report was translated to both Spanish and Portuguese and all three versions are available for download on Equinox Gold’s website.
This year, the Company reported its greenhouse gas emissions to the Carbon Disclosure Project (CDP) and completed the S&P Global Corporate Sustainability Assessment (CSA). In Q4 2022, the Company was assessed by Moody’s and received an ESG overall score of 46 out of 100, ranking 13th out of 51 companies in the sector. The Company continues to work on increasing its ESG disclosures and in the second half of 2022 commenced a data integration project with the objective of optimizing ESG-related data collection and analysis.

CORPORATE
Sale of Mercedes
On April 21, 2022, the Company completed the sale of Mercedes to Bear Creek (the “Mercedes Transaction”) for the following consideration:
•$75 million in cash on closing of the Mercedes Transaction;
•$25 million in cash receivable within six months on or before October 21, 2022 (the “Deferred Payment”);
•24,730,000 common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek at the time of closing the Mercedes Transaction; and
•a 2% NSR on production from Mercedes.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

CORPORATE (CONTINUED)
In connection with the sale of Mercedes, the Company has a promissory note receivable from Bear Creek for the Deferred Payment. On October 26, 2022, the Company and Bear Creek amended the terms of the Deferred Payment to, amongst other things, extend the maturity date of the promissory note to October 21, 2024 (the “Bear Creek Note”).
The Bear Creek Note is subject to an annual interest rate of 15.0%, compounded annually. Monthly principal and interest payments will commence on February 1, 2023 equal to 50% of Bear Creek’s monthly free cash flows, calculated as consolidated revenue, less operating expenditures, capital expenditures, taxes paid, reclamation expenditures, metal stream obligations, scheduled debt service payments, and changes in consolidated working capital, subject to a minimum monthly repayment of $1 million. Any remaining outstanding principal and accrued interest will be due on maturity.
The amount owing under the Bear Creek Note is secured by a pledge of the shares and other equity interests in the Bear Creek holding companies that own Mercedes, the Corani silver-lead-zinc project and other major assets or projects acquired by Bear Creek or its subsidiaries in the future. Bear Creek may prepay, without penalty, any portion of the Bear Creek Note at any time before the maturity date.
Exercise of Solaris Share Purchase Warrants Held by Third Parties
On April 20, 2022, the Company received $40.1 million (C$50.0 million) following the exercise of Solaris warrants held by third parties to acquire Solaris shares from Equinox Gold.
Exercise of Solaris Share Purchase Warrants
During the year ended December 31, 2022, the Company exercised 2.7 million warrants to purchase 2.7 million common shares of Solaris at a weighted average exercise price of C$3.24 per share.
Sale of Royalty Interests and Other Assets
On June 28, 2022, the Company completed the sale of a portfolio of royalty interests and other assets to Sandbox, formerly Rosedale Resources Ltd., for 51,933,661 common shares of Sandbox, representing a 35% interest, with a fair value of $28.4 million. The fair value of the Sandbox common shares received was determined based on the concurrent private placement common share price of C$0.70 ($0.54) per share.
Concurrent with completion of the sale, Sandbox acquired a portfolio of royalty interests from Sandstorm Gold Royalties (together with the purchase of royalty interests and other assets from Equinox Gold, collectively referred to as the “Sandbox Transaction”) in exchange for common shares of Sandbox, a convertible promissory note payable and cash.
In connection with the Sandbox Transaction, the Company participated in the Sandbox private placement financing, purchasing 6,155,912 common shares of Sandbox at C$0.70 per share, for a total investment of $3.3 million.
Credit Facility Refinancing
Prior to July 28, 2022, the Company’s credit facility comprised a $400 million revolving facility (the “Revolving Facility”) with a maturity date of March 8, 2024 and a $100 million non-revolving term loan with a maturity date of March 10, 2025. The term loan was subject to quarterly repayments equal to 6.67% of the principal. On July 28, 2022, the Company amended its credit facility, increasing the Revolving Facility size from $400 million to $700 million and extending the maturity from March 8, 2024 to July 28, 2026. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100 million. No increase to the principal amount of the facility will occur pursuant to the accordion feature unless one or more lenders agree to increase their commitments or a new lender agrees to commitments under the Revolving Facility.
Upon closing of the Revolving Facility, the Company rolled the outstanding principal balance of $73 million under the term loan into the Revolving Facility. Amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Term SOFR (as defined in the credit facility) plus an applicable margin of 2.25% to 3.50%, based on the Company's total net leverage ratio, and a standard credit spread adjustment of 0.10% to 0.25%, based on the interest period.
On October 21, 2022, the Company drew down an additional $100 million on the Revolving Facility. As at the date of this MD&A, the total amount drawn under the Revolving Facility is $573 million.
CEO Transition
On August 3, 2022, the Company announced that Christian Milau, Chief Executive Officer and a Director of Equinox Gold, was leaving the Company to pursue a new opportunity. Equinox Gold’s Board of Directors unanimously appointed Greg Smith, President of Equinox Gold, to succeed Mr. Milau as Chief Executive Officer and a Director. The transition was effective September 1, 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

CORPORATE (CONTINUED)
Base Shelf Prospectus and At-the-Market Equity Offering Program
On November 21, 2022, the Company filed a base shelf prospectus that allows the Company to make offerings of up to $500 million of common shares, debt securities, subscription receipts, share purchase contracts, units, warrants, or any combination thereof, over a 25-month period. The Company also entered into an equity distribution agreement providing for an ATM equity offering program for up to $100 million effective until December 21, 2024, unless terminated earlier. For the year ended December 31, 2022, the Company issued 2,281,402 common shares under the ATM Program at a weighted average share price of $3.50 per common share for total gross proceeds of $8.0 million.
In January 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million.
Solaris Share Sale
In December 2022, the Company sold 11.0 million common shares of Solaris for aggregate proceeds of $51.9 million. In January 2023, the Company sold 4.5 million common shares of Solaris held by the Company for proceeds of $20.0 million.
Gold Collar Contracts
With the increase in gold prices in January 2023, the Company took measures to manage cash flow variability during the construction period of Greenstone and on January 31, 2023, entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month beginning February 2023 through to March 2024. These contracts will be accounted for as derivatives measured at fair value, based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.

FINANCIAL RESULTS

Selected financial results for the three months and year ended December 31, 2022 and 2021

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022(1)	December 31, 2021(1)
Revenue	$259.3	$381.2	$952.2	$1,082.3
Cost of sales
Operating expense	(168.2)	(215.5)	(680.1)	(654.8)
Depreciation and depletion	(59.0)	(66.4)	(187.2)	(196.9)
Earnings from mine operations	32.0	99.4	85.0	230.6
Care and maintenance expense	(1.4)	(0.1)	(9.5)	(15.3)
Exploration expense	(4.5)	(2.9)	(18.4)	(16.3)
General and administration expense	(12.8)	(17.3)	(46.7)	(52.6)
Income from operations	13.3	79.0	10.4	146.5
Finance expense	(12.4)	(10.3)	(40.4)	(41.6)
Finance income	2.6	1.1	5.6	2.8
Share of net income (loss) in associate	(3.6)	8.3	(6.2)	0.7
Other (expense) income	(4.9)	10.1	(67.9)	426.6
Net (loss) income before taxes	(5.0)	88.2	(98.4)	535.0
Income tax recovery (expense)	27.6	20.8	(7.6)	19.9
Net income	$22.6	$109.0	$(106.0)	$554.9
Net income per share attributable to Equinox Gold shareholders
Basic	$0.07	$0.37	$(0.35)	$1.95
Diluted	$0.07	$0.32	$(0.35)	$1.69
(1)Financial results of the assets acquired as part of the Premier Acquisition are included from April 7, 2021, onward, except for the results of Mercedes, which were included for the period from April 7, 2021 through to April 21, 2022, when Mercedes was sold.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

FINANCIAL RESULTS (CONTINUED)
Earnings from mine operations
Revenue for Q4 2022 was $259.3 million (Q4 2021 - $381.2 million) on sales of 149,386 ounces of gold (Q4 2021 - 212,255 ounces). Revenue for the year ended December 31, 2022 was $952.2 million (year ended December 31, 2021 - $1,082.3 million) on sales of 532,137 ounces of gold (year ended December 31, 2021 - 602,668 ounces). The decrease in revenue compared to the comparative periods in 2021 was primarily due to a decrease in the gold ounces sold.
The 30% decrease in gold ounces sold in Q4 2022 compared to Q4 2021 was mainly driven by lower production at Mesquite, Los Filos and Aurizona, offset partially by higher production at Fazenda and the contribution of production ounces at Santa Luz, which achieved commercial production at the end of Q3 2022. Lower production at Mesquite was mainly due to mine sequencing, with fewer ounces added to the leach pad during the Quarter. Lower production at Los Filos was mainly due to a shortage of explosives due to union strikes at a supplier, which reduced the amount of open pit and underground material moved and delayed ounces being delivered to the leach pad. Lower production at Aurizona was mainly due to an abnormally long rainy season in 2022, which impacted access to higher grade ore in the lower benches of the Piaba open pit, and was also impacted by a mill bearing replacement. Higher production at Fazenda was mainly due to the impact of higher grades and volumes mined from the open pit, offsetting lower volumes and grades mined from underground ore sources.
The 12% decrease in gold ounces sold for the year ended December 31, 2022 compared to the comparative period of 2021 was mainly driven by lower production at Aurizona and RDM, as well as lower gold sales from Mercedes as the operation was sold on April 21, 2022. Production at Aurizona was impacted by a longer rainy season in 2022. Production at RDM was impacted by a temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled TSF raise, and a transition in Q3 2022 to processing low-grade stockpile material rather than mining in-situ ore. RDM production was also impacted by a temporary stoppage of mining operations for most of December while the Company applied for a license to process ore from additional stockpiles. The decreases were partially offset by increased production at Fazenda, due to the impact of higher grades and volumes from the open pit, and the contribution of production at Santa Luz.
Operating expense in Q4 2022 was $168.2 million (Q4 2021 - $215.5 million) and for the year ended December 31, 2022 was $680.1 million (year ended December 31, 2021 - $654.8 million). The 22% decrease in Q4 2022 compared to Q4 2021 was primarily driven by lower gold production, offset partially by the contribution of operating expense at Santa Luz and higher operating unit costs related to fuel and other consumables. The 4% increase in operating expense for the year ended December 31, 2022 compared to the comparative period in 2021 was primarily due to higher costs at Los Filos reflecting higher costs of mining in the Guadalupe open pit, the impact of inflationary pressures on consumables and lower production volumes. The increase in operating expense was also due to the contribution of production ounces at Santa Luz, which achieved commercial production at the end of Q3 2022. These increases were offset partially by lower operating expense at Mesquite and RDM, driven by lower production, and lower operating expense related to Mercedes following its sale in April 2022.
Depreciation and depletion in Q4 2022 was $59.0 million (Q4 2021 - $66.4 million) and for the year ended December 31, 2022 was $187.2 million (year ended December 31, 2021 - $196.9 million), decreases of 11% and 5%, respectively, from the comparative periods in 2021. The decrease in Q4 2022 compared to Q4 2021 was primarily due to lower depreciation and depletion at Mesquite, driven by lower production, and no depreciation and depletion at Mercedes following its sale in April 2022. The decrease in depreciation and depletion for the year ended December 31, 2022 compared to the comparative period for 2021 was primarily the result of the sale of Mercedes, and lower gold production at RDM as operations switched to processing low-grade stockpiles and owner mining rather than continuing a multi-year waste stripping program with a contract miner, offset partially by an increase in depreciation and depletion at Mesquite related to depletion of the costs incurred for the Brownie stripping campaign, and at Los Filos related to the write-down of inventories to NRV during 2022.
Care and maintenance
Care and maintenance expense in Q4 2022 was $1.4 million (Q4 2021 - $0.1 million) and for the year ended December 31, 2022 was $9.5 million (year ended December 31, 2021 - $15.3 million).
Care and maintenance expense for Q4 2022 related to the temporary stoppage of mining operations at RDM for most of December while the Company applied for a license to process ore from additional low grade stockpiles. For the year ended December 31, 2022, care and maintenance expense includes $8.7 million incurred at RDM related to the temporary suspension of operations in February through to March to reduce water levels in the TSF and the temporary suspension of operations in May through to July due to delays in receiving permits for the scheduled raise of the TSF. For the year ended December 31, 2021, the Company incurred $14.2 million in care and maintenance expense at Los Filos related to the suspension of operations and development activities due to blockades.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

FINANCIAL RESULTS (CONTINUED)
General and administration
General and administration expense in Q4 2022 was $12.8 million (Q4 2021 - $17.3 million) and for the year ended December 31, 2022 was $46.7 million (year ended December 31, 2021 - $52.6 million). The decrease in general and administrative expense in Q4 2022 compared to Q4 2021 was mainly due to a decrease in salaries and benefits, driven by a decrease in bonus expense, offset partially by an increase in office and other expenses, driven by higher software and license fees and higher insurance costs. The decrease in general and administrative expense for the year ended December 31, 2022 was mainly due to a decrease in non-cash share-based compensation expense, driven by a decrease in the Company’s share price, as well as a decrease in professional fees. The decrease in professional fees was due to transaction costs of $2.4 million in 2021, which primarily related to the Premier Acquisition; there were no similar transaction costs in 2022. These decreases were partially offset by an increase in salaries and benefits, driven by an increase in headcount.
Other income (expense)
Other expense for Q4 2022 was $4.9 million (Q4 2021 - other income of $10.1 million) and for the year ended December 31, 2022 was other expense of $67.9 million (year ended December 31, 2021 - other income of $426.6 million).

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Foreign exchange (loss) gain	$(4.3)	$6.7	$(7.8)	$0.2
Change in fair value of gold contracts	—	(5.9)	0.3	16.6
Change in fair value of foreign exchange contracts	8.9	(1.4)	17.9	(4.4)
Change in fair value of warrants	2.9	27.5	(69.9)	85.8
Gain on modification of credit facility	—	—	5.0	—
Loss on sale of Mercedes	—	—	(7.0)	—
Gain on sale of assets to Sandbox	—	—	8.5	—
Gain on bargain purchase of Premier	—	—	—	81.4
Gain on sale of Pilar and partial interest in Solaris	—	—	—	95.7
Gain on reclassification of investment in Solaris	—	—	—	186.1
Loss on disposals and write-downs of plant and equipment	(12.6)	(8.0)	(13.7)	(12.4)
Other expense	0.1	(8.7)	(1.1)	(22.4)
Total other (expense) income	$(4.9)	$10.1	$(67.9)	$426.6
The foreign exchange loss for Q4 2022 was $4.3 million (Q4 2021 - gain of $6.7 million) and for the year ended December 31, 2022 was a loss of $7.8 million (year ended December 31, 2021 - gain of $0.2 million). The loss for Q4 2022 was primarily driven by a strengthening of the BRL, the MXN and CAD compared to the USD and its impact on foreign currency denominated assets and liabilities, compared to a weakening of the BRL compared to the USD in Q4 2021. The loss for the year ended December 31, 2022 was driven by a strengthening of the BRL and MXN and a weakening of the CAD compared to the USD and its impact on foreign currency denominated assets and liabilities, compared to a weakening of the BRL and MXN compared to the USD for the comparative period in 2021.
The change in fair value of gold contracts for Q4 2022 was nil (Q4 2021 - loss of $5.9 million) as all remaining gold contracts were settled in Q3 2022 and for the year ended December 31, 2022 was a gain of $0.3 million (year ended December 31, 2021 - gain of $16.6 million). The changes in fair value of gold contracts were driven by changes in the gold price relative to the gold contract strike price. At December 31, 2022, the Company had no ounces remaining to be delivered under its gold collar and forward contracts.
The change in fair value of foreign exchange contracts for Q4 2022 was a loss of $8.9 million (Q4 2021 - loss of $1.4 million) and for the year ended December 31, 2022 was a gain of $17.9 million (year ended December 31, 2021 - loss of $4.4 million). The loss for Q4 2022 was driven primarily by a strengthening of the BRL compared to the USD. The gain for the year ended December 31, 2022 was driven primarily by the strengthening of the BRL compared to the USD, offset partially by weakening of the CAD compared to the USD, compared to a loss for the comparative period of 2021, driven primarily by the weakening of the BRL compared to the USD.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

FINANCIAL RESULTS (CONTINUED)
The change in fair value of warrants for Q4 2022 was a gain of $2.9 million (Q4 2021 - gain of $27.5 million) and for the year ended December 31, 2022 was a loss of $69.9 million (year ended December 31, 2021 - gain of $85.8 million). Equinox Gold holds warrants to acquire shares of Solaris. The gains in Q4 2022 and Q4 2021 were driven primarily by an increase in Solaris’ share price compared to September 30, 2022 and September 30, 2021, respectively. For the year ended December 31, 2022, the loss was driven primarily by a decrease in Solaris’ share price compared to December 31, 2021. For the year ended December 31, 2021, the gain relates to a $61.2 million gain on the Solaris warrant asset, driven primarily by an increase in Solaris’ share price compared to when the warrants were acquired, and a $41.9 million gain on Equinox Gold warrants issued by the Company due to a decrease in Equinox Gold’s share price at December 31, 2021 compared to December 31, 2020, offset partially by a loss on Solaris warrant liability of $18.6 million.
Other income for the year ended December 31, 2021 of $426.6 million also included an $81.4 million bargain purchase gain related to the Premier Acquisition in 2021, a $95.7 million gain on the sale of Pilar and partial interest in Solaris, and a $186.1 million gain on reclassification of the Company’s investment in Solaris from cost to fair value accounting.
Income tax recovery (expense)
In Q4 2022, the Company recognized a tax recovery of $27.6 million (Q4 2021 - tax recovery of $20.8 million). For the year ended December 31, 2022, the Company recognized a tax expense of $7.6 million (year ended December 31, 2021 - tax recovery of $19.9 million).
The tax recovery for Q4 2022 was primarily due to operating losses in Brazil and Mexico, offset partially by profitable operations in the US and the impact of sales of marketable securities. The tax recovery for Q4 2021 was primarily due to operating losses in Brazil and the impact of revaluation of marketable securities, offset partially by profitable operations in the US and Mexico. The tax expense for the year ended December 31, 2022 was primarily due to profitable operations in the US and the impact of sales of marketable securities, offset partially by operating losses in Brazil and Mexico. The tax recovery for the year ended December 31, 2021 was primarily due to a loss from operations in Mexico and the impact of revaluation of marketable securities, offset partially by profitable operations in the US and Brazil.
Selected annual information

$ amounts in millions, except per share amounts	Year ended December 31,
	2022	2021	2020
Revenue	$952.2	$1,082.3	$845.4
Net income (loss) attributable to Equinox Gold shareholders	(106.0)	554.9	22.3
Basic income (loss) per share attributable to Equinox Gold shareholders	(0.35)	1.95	0.10
Diluted income (loss) per share attributable to Equinox Gold shareholders	(0.35)	1.69	0.10
Total assets	3,856.4	3,967.4	2,673.4
Total non-current liabilities	1,231.6	979.5	1,002.2

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2022:

$ amounts in millions, except per share amounts	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Revenue	$259.3	$245.1	$224.6	$223.2
Cost of sales
Operating cost	(168.2)	(188.8)	(170.7)	(152.4)
Depreciation and depletion	(59.0)	(48.9)	(37.0)	(42.3)
Earnings from mine operations	32.0	7.4	16.9	28.5
Care and maintenance expense	(1.4)	(2.9)	(4.7)	(0.4)
Exploration expense	(4.5)	(6.2)	(4.5)	(3.2)
General and administration expense	(12.8)	(10.9)	(11.1)	(11.8)
Income from operations	13.3	(12.6)	(3.4)	13.1
Finance expense	(12.4)	(10.3)	(8.2)	(9.4)
Finance income	2.6	1.3	0.9	0.8
Share of net income (loss) in associate	(3.6)	4.9	(5.9)	(1.6)
Other (expense) income	(4.9)	(11.3)	(32.7)	(19.0)
Net (loss) income before taxes	(5.0)	(28.0)	(49.3)	(16.1)
Income tax recovery (expense)	27.6	(2.1)	(29.5)	(3.7)
Net income (loss)	$22.6	$(30.1)	$(78.8)	$(19.8)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.07	$(0.10)	$(0.26)	$(0.07)
Diluted	$0.07	$(0.10)	$(0.26)	$(0.07)

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue	$381.2	$245.1	$226.2	$229.7
Cost of sales
Operating cost	(215.5)	(152.7)	(139.9)	(146.8)
Depreciation and depletion	(66.4)	(46.8)	(45.0)	(38.7)
Earnings from mine operations	99.3	45.6	41.3	44.2
Care and maintenance expense	(0.1)	(6.0)	(7.2)	(2.0)
Exploration expense	(2.9)	(5.6)	(4.7)	(3.0)
General and administration expense	(17.3)	(12.4)	(15.5)	(7.4)
Income from operations	79.0	21.6	13.9	31.8
Finance expense	(10.3)	(10.7)	(11.8)	(8.7)
Finance income	1.1	1.1	0.2	0.4
Share of net loss in associate	8.3	(5.3)	0.4	(2.7)
Other income (expense)	10.1	(18.0)	385.2	49.3
Net income (loss) before taxes	88.2	(11.3)	387.9	70.1
Income tax recovery (expense)	20.8	3.2	15.8	(20.0)
Net income (loss)	$109.0	$(8.1)	$403.7	$50.1
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.37	$(0.03)	$1.37	$0.21
Diluted	$0.32	$(0.03)	$1.19	$0.14

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

LIQUIDITY AND CAPITAL RESOURCES
Working capital
Cash and cash equivalents at December 31, 2022 were $200.8 million (December 31, 2021 - $305.5 million) and net working capital was $383.4 million (December 31, 2021 - $760.7 million). The decrease in working capital from 2021 is primarily due to decreases in cash and cash equivalents, marketable securities, derivative assets and assets held for sale, offset partially by decreases in derivative liabilities, current portion of loans and borrowings and liabilities related to assets held for sale. Significant components of working capital are described below.
Marketable securities at December 31, 2022 were $36.9 million (December 31, 2021 - $240.5 million). The decrease was mainly due to a decrease in Solaris’ share price and a reduction in the number of Solaris shares held by the Company resulting from the partial sale of the investment during Q2 and Q4 2022. These decreases were offset partially by the impact of Bear Creek shares received as partial consideration on the sale of Mercedes in April 2022. The carrying value of the Company’s investment in Solaris was $21.6 million at December 31, 2022 (December 31, 2021 - $238.6 million).
Trade and other receivables at December 31, 2022 were $76.1 million (December 31, 2021 - $50.3 million) and were mainly comprised of $8.2 million of trade receivables from gold sales (December 31, 2021 - $14.2 million), $36.7 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2021 - $24.6 million), $15.3 million of receivables from asset sales (December 31, 2021 - $1.9 million) and income tax receivables of $13.2 million (December 31, 2021 - $8.0 million). Receivables from asset sales at December 31, 2022 include a $9.2 million receivable from PGI and a $5.4 million receivable from Bear Creek in connection with the sale of Mercedes in April 2022.
Current inventory at December 31, 2022 was $265.1 million (December 31, 2021 - $201.6 million). The increase was mainly due to an increase in heap leach inventories at Los Filos driven by an increase in tonnes stacked, as well as an increase in metals inventories and supplies at Santa Luz as the mine achieved commercial production at the end of Q3 2022.
Current derivative assets at December 31, 2022 were $36.2 million (December 31, 2021 - $124.2 million). The decrease was mainly due to a decrease in the fair value of the Company’s Solaris share purchase warrants, driven by a decrease in the share price of Solaris compared to December 31, 2021.
Assets held for sale at December 31, 2022 were nil (December 31, 2021 - $207.5 million). At December 31, 2021, assets held for sale related to the sale of Mercedes to Bear Creek which closed in April 2022.
Current liabilities at December 31, 2022 were $271.7 million (December 31, 2021 - $402.6 million). The decrease in current liabilities was mainly due to a $26.7 million decrease in current portion of loans and borrowings, driven by the amendment of the Company’s Revolving Facility which extended the maturity date of amounts drawn to July 2026, the elimination of a $27.7 million Solaris warrant liability as the warrants were exercised and the related shares were sold in 2022, a $33.3 million decrease in derivative liabilities related to gold contracts that were all settled during the period, a $10.3 million decrease in derivative liabilities related to foreign exchange contracts, and a $85.7 million decrease related to liabilities associated with assets held for sale following completion of the Mercedes sale in April 2022.
Cash flow
Cash provided by operating activities for the year ended December 31, 2022 was $56.5 million compared to $320.8 million for the year ended December 31, 2021. The decrease was primarily due to the impact of lower production and sales and higher costs, which negatively impacted earnings from mine operations, as well as an increase in inventories and trade and other receivables. Inventories increased mainly due to a build-up of leach pad inventories at Los Filos and Castle Mountain, and an increase in metals inventories and supplies at Santa Luz. Accounts payable and accrued liabilities also contributed to the decrease, accounting for a decrease in cash of $2.7 million for the year ended December 31, 2022, compared to an increase in cash of $37.4 million for the comparative period in 2021 due to timing of payments.
Cash provided by operating activities in Q4 2022 was $45.5 million compared to $155.4 million in Q4 2021. The decrease was primarily due to the impact of lower production and sales and higher costs, which negatively impacted earnings from mine operations, as well as an increase in inventories and trade and other receivables, offset partially by an increase in accounts payable and accrued liabilities. The reasons for the changes in working capital are the same as those explained for the year ended December 31, 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash used in investing activities for the year ended December 31, 2022 was $419.0 million compared to $347.6 million for the comparative period in 2021. For the year ended December 31, 2022, the Company spent $557.1 million on capital expenditures compared to $344.2 million for the comparative period in 2021. The increase was primarily due to higher capital spending at Greenstone as construction activities ramped up in 2022, offset partially by lower capital spending at Mesquite due to a reduction in capital stripping activities at Brownie compared to the first half of 2021, and at Santa Luz as the mine completed construction and commenced commercial production at the end of Q3 2022. For the year ended December 31, 2022, capital expenditures at Greenstone were $328.2 million. For the year ended December 31, 2022, the Company received $92.0 million on the disposition of Solaris shares and received $55.6 million related to the disposal of assets, including the sale of Mercedes. For the year ended December 31, 2021, the Company spent $50.9 million to acquire an additional 10% interest in Greenstone, received $66.7 million from the sale of Solaris shares and $22.2 million related to the disposal of assets, and invested $40.9 million in i-80 Gold.
Cash used in investing activities in Q4 2022 was $84.9 million compared to $126.0 million in Q4 2021. In Q4 2022, the Company spent $139.5 million on capital expenditures compared to $107.4 million in Q4 2021. The increase was primarily due to higher capital spending at Greenstone as construction work continues, offset partially by lower capital spending at Santa Luz as the mine completed construction and commenced commercial production at the end of Q3 2022. In Q4 2022, capital expenditures at Greenstone were $97.9 million. In Q4 2022, the Company received $51.9 million on the disposition of Solaris shares compared to nil in Q4 2021. In Q4 2021, the Company invested $9.9 million in i-80 Gold.
Cash provided by financing activities for the year ended December 31, 2022 was $254.3 million compared to cash used in financing activities of $1.6 million for the comparative period in 2021. For the year ended December 31, 2022, the Company drew $299.8 million on its Revolving Facility (2021 - nil), repaid principal and interest of $46.9 million (2021 - $53.1 million), made lease payments of $23.8 million (2021 - $24.3 million), received proceeds from option and warrant exercises of $11.5 million (2021 - $17.7 million), received proceeds from other financing arrangements of $9.6 million (2021 - nil), and received proceeds from share issuances of $7.2 million (2021 - $59.5 million). Proceeds from share issuances in 2022 relate primarily to shares issued under the Company’s ATM Program which commenced in November 2022, compared to 2021 which relate primarily to a private placement completed concurrent with the Premier Acquisition.
Cash provided by financing activities in Q4 2022 was $97.4 million compared to cash used in financing activities of $20.2 million in Q4 2021. In Q4 2022, the Company drew $100.0 million on its Revolving Facility (Q4 2021 - nil), repaid principal and interest of $12.5 million (Q4 2021 - $11.4 million), made lease payments of $6.9 million (Q4 2021 - $8.2 million), and received proceeds from other financing arrangements of $9.6 million (Q4 2021 - nil).
Corporate Investments
At December 31, 2022, the Company held the following corporate investments:
•4.5 million shares of Solaris (TSX: SLS), representing approximately 3.7% of Solaris on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 16.5% of Bear Creek on a basic basis
•60.8 million shares of i-80 Gold (TSX: IAU), representing approximately 25.3% of i-80 on a basic basis
•7.8 million shares of Inca One (TSX:IO), representing approximately 19.9% of Inca One on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 34.4% of Sandbox on a basic basis
•11.6 million shares of Pilar Gold (not currently listed), representing approximately 5.6% of Pilar Gold on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 312,134,105 shares issued and outstanding, 1,603,700 shares issuable under stock options, 602,353 shares issuable under share purchase warrants and 4,643,022 shares issuable under RSU. The Company also has 44,458,207 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 363,441,387.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company's financial liabilities, and operating and capital purchase commitments at December 31, 2022:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$226,028	$—	$—	$—	$—	$—	$226,028
Loans and borrowings(1)(2)	55,258	190,038	182,179	596,667	—	—	1,024,142
Derivative liabilities	1,204	526	—	—	—	—	1,730
Lease liabilities(2)	21,407	13,055	756	746	532	—	36,496
Other financial liabilities(2)	6,760	2,346	2,346	2,346	2,346	2,346	18,490
Reclamation and closure costs(2)	3,734	2,889	7,912	14,404	20,788	136,830	186,557
Purchase commitments(2)	81,385	11,962	8,295	7,495	7,092	33,929	150,158
Other operating commitments(2)	31,895	33,169	17,868	18,583	19,326	29,635	150,476
Total	$427,671	$253,985	$219,356	$640,241	$50,084	$202,740	$1,794,077
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities. In July 2022, the Company amended its credit facility. See the Corporate section of this MD&A for details of the amendment.
(2)Amounts represent undiscounted future cash flows.
At December 31, 2022, the Company had the following outstanding matters:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2022, the Company recognized a provision of $9.2 million (2021 - $11.6 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at December 31, 2022 totaling $9.7 million (2021 - $9.2 million). In addition to the fines, pubic civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management.
The remuneration of the Company's directors and other key management personnel during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Salaries, directors' fees and other short-term benefits	$3,555	$4,236
Share-based payments	1,268	4,985
Total key management personnel compensation	$4,823	$9,221
At December 31, 2022, $1.1 million (2021 - $2 million) was owed by the Company to management for accrued salaries and bonuses and reimbursement of expenses.
In April 2021, the Company issued $32.1 million of its common shares to its executives and directors under a private placement.

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

NON-IFRS MEASURES (CONTINUED)
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except ounce and per oz figures	Three months ended			Year ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Gold ounces sold	149,386	143,032	212,255	532,137	602,668
Santa Luz gold ounces sold(1)	—	(17,756)	—	(22,945)	—
Adjusted gold ounces sold	149,386	125,276	212,255	509,192	602,668
Operating expense	$168.2	$188.8	$215.5	$680.1	$654.8
Lease payments	2.5	1.4	4.0	6.8	9.6
Silver by-product credits	(0.2)	(0.6)	(1.4)	(3.0)	(2.9)
Non-recurring charges recognized in operating expense(2)	—	—	(0.4)	—	(2.1)
Fair value adjustment on acquired inventories	12.2	8.1	1.4	21.9	(5.8)
Santa Luz operating expense(1)	—	(22.3)	—	(29.3)	—
Total cash costs	$182.7	$175.4	$219.0	$676.5	$653.6
Cash costs per gold oz sold	$1,223	$1,400	$1,032	$1,328	$1,085
Total cash costs	$182.7	$175.4	$219.0	$676.5	$653.6
Sustaining capital	43.1	41.1	42.4	139.2	144.7
Reclamation expense	1.8	2.7	5.5	9.2	13.1
Sustaining exploration expense	—	—	—	1.1	0.6
Santa Luz reclamation expense	—	(0.1)	—	(0.2)	—
Total AISC	$227.6	$219.1	$266.9	$825.7	$812.0
AISC per oz sold	$1,523	$1,749	$1,258	$1,622	$1,347
(1)Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(2)Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations.

	Three months ended			Year ended
$’s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Capital additions to mineral properties, plant and equipment(1)	$163.2	$182.6	$135.4	$642.2	$455.3
Less: Non-sustaining capital at operating sites	(10.8)	(12.4)	(23.4)	(81.2)	(101.3)
Less: Non-sustaining capital at development projects	(103.4)	(119.2)	(62.4)	(389.4)	(137.7)
Less: Capital expenditures - corporate	—	—	(0.1)	(10.2)	(1.0)
Less: Other non-cash additions(2)	(5.9)	(9.9)	(7.1)	(22.2)	(70.6)
Sustaining capital expenditures	$43.1	$41.1	$42.4	$139.2	$144.7
(1)Per note 9 of the consolidated financial statements for the year ended December 31, 2022. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Operating cash flow before non-cash changes in working capital	$80.0	$14.5	$122.2	$144.3	$264.1
Add: Operating cash flow used (generated) by non-mine site activity(1)	7.4	31.0	34.1	100.1	130.6
Cash flow from operating mine sites	$87.4	$45.5	$156.3	$244.4	$394.7

Mineral property, plant and equipment additions	$163.2	182.6	135.4	$642.2	455.3
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(109.3)	(129.1)	(69.6)	(421.8)	(209.4)
Capital expenditure from operating mine sites	53.9	53.5	65.8	220.4	245.9
Lease payments related to non-sustaining capital items	3.9	5.8	3.5	16.8	13.7
Non-sustaining exploration expense	5.4	5.9	3.0	17.8	9.9
Total mine site free cash flow	$24.2	$(19.7)	$84.1	$(10.6)	$125.2
(1)Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

NON-IFRS MEASURES (CONTINUED)
AISC contribution margin, EBITDA and adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended				Year ended
$’s in millions	December 31, 2022	September 30, 2022	December 31, 2021		December 31, 2022	December 31, 2021
Revenue	$259.3	$245.1	$381.2		$952.2	$1,082.3
Less: AISC	(227.6)	(219.1)	(266.9)		(825.7)	(812.0)
Less: Santa Luz revenue(1)	$—	$(30.4)	$—		$(40.0)	$—
AISC contribution margin	$31.7	$(4.4)	$114.3		$86.5	$270.3
Gold ounces sold	149,386	143,032	212,255		532,137	602,668
Less: Santa Luz gold ounces sold(1)	—	(17,756)	—		(22,945)	—
Adjusted gold ounces sold	149,386	125,276	212,255	—	509,192	602,668
AISC contribution margin per oz sold	$212	$(35)	$539		$170	$449
(1)AISC contribution margin for year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$’s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net income (loss) before tax	$(5.0)	(28.0)	88.2	$(98.4)	535.0
Depreciation and depletion	59.8	49.1	66.7	188.8	198.1
Finance expense	12.4	10.3	10.3	40.4	41.6
Finance income	(2.6)	(1.3)	(1.1)	(5.6)	(2.8)
EBITDA	$64.6	$30.2	$164.1	$125.2	$771.9
Non-cash share-based compensation expense	1.5	0.5	0.8	4.5	6.1
Unrealized (gain) loss on change in fair value of warrants	(2.9)	13.4	(27.5)	69.9	(85.8)
(Gain) loss on gold contracts	—	(10.6)	(4.3)	(33.3)	(58.1)
Unrealized (gain) loss on foreign exchange contracts	(7.7)	2.8	(1.7)	(16.8)	(0.4)
Unrealized foreign exchange (gain) loss	3.1	(1.0)	(10.8)	4.7	(5.9)
Non-recurring charges recognized in operating expense(1)	—	—	0.4	—	2.1
Transaction costs	—	—	0.5	—	2.4
Share of net (income) loss on investment in associate	3.6	(4.9)	(8.3)	6.2	(0.7)
Other expense (income)(2)	12.5	(4.6)	16.8	8.4	(328.4)
Adjusted EBITDA	$74.7	$25.7	$130.0	$168.7	$303.1
(1)Non-recurring charges recognized in operating expenses for the three months and year ended December 31, 2021 relate to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the year ended December 31, 2022 primarily includes a $7.0 million loss related to the sale of Mercedes and a $12.9 million loss at Santa Luz related to a write-down of plant and equipment, offset partially by an $8.5 million gain related to the royalty portfolio sale to Sandbox. Other income for the year ended December 31, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, and $95.7 million gain on sale of Pilar and sale of partial interest in Solaris.
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$’s in millions	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Basic weighted average shares outstanding	305,189,956	304,979,851	300,790,672	304,001,631	284,932,357
Diluted weighted average shares outstanding	351,390,498	304,979,851	348,996,674	304,001,631	333,734,701
Net income (loss) attributable to Equinox Gold shareholders	$22.6	$(30.1)	$109.0	$(106.0)	$554.9
Add (deduct):
Non-cash share-based compensation expense	1.5	0.5	1.3	4.5	8.0
Unrealized (gain) loss on change in fair value of warrants	(2.9)	13.4	(27.5)	69.9	(85.8)
Unrealized (gain) loss on gold contracts	—	(10.6)	(4.3)	(33.3)	(58.1)
Unrealized (gain) loss on foreign exchange contracts	(7.7)	2.8	(1.7)	(16.8)	(0.4)
Unrealized foreign exchange (gain) loss	3.1	(1.0)	(10.8)	4.7	(5.9)
Non-recurring charges recognized in operating expense(1)	—	—	0.4	—	2.1
Transaction costs	—	—	0.5	—	2.4
Share of net (income) loss on investment in associate	3.6	(4.9)	(8.3)	6.2	(0.7)
Other expense (income)(2)	12.5	(4.6)	16.8	8.4	(328.4)
Income tax impact related to above adjustments	(3.0)	2.3	(4.3)	(2.5)	(10.2)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(22.2)	4.6	(2.7)	(25.8)	(15.8)
Adjusted net income (loss)	$7.5	$(27.6)	$68.3	$(90.8)	$62.0
Adjusted income per share - basic ($/share)	$0.02	$(0.09)	$0.23	$(0.30)	$0.22
Adjusted income per share - diluted ($/share)	$0.02	$(0.09)	$0.20	$(0.30)	$0.19
(1)Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the year ended December 31, 2022 primarily includes a $7.0 million loss related to the sale of Mercedes and a $12.9 million loss at Santa Luz related to a write-down of plant and equipment, offset partially by an $8.5 million gain related to the royalty portfolio sale to Sandbox. Other income for the year ended December 31, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, and $95.7 million gain on sale of Pilar and sale of partial interest in Solaris.
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	December 31, 2022	September 30, 2022	December 31, 2021
Current portion of loans and borrowings	$—	$—	$26.7
Non-current portion of loans and borrowings	828.0	725.8	514.0
Total debt	828.0	725.8	540.7
Less: Cash and cash equivalents (unrestricted)	(200.8)	(141.9)	(305.5)
Net debt	$627.2	$583.9	$235.2

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES
Financial instrument risk exposure
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company's Board of Directors approves and oversees the Company's risk management process which seeks to minimize the potential adverse effects of financial risks on the Company's financial results. At December 31, 2022, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company's maximum exposure to credit risk at December 31, 2022, represented by the carrying amounts of these financial assets, was $264 million (2021 - $355 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings.
Credit risk arising from the Company's trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and other companies with high credit ratings. Credit risk relating to receivables from sales of the Company's non-core assets is mitigated by collateral held as security in the event of default.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company enters into contracts in the normal course of business that give rise to commitments for future payments.
The Company has a $700 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 and 2020 Convertible Notes, of which it had utilized $573 million at December 31, 2022.
Inflationary pressures and volatility in the gold price have contributed to increasing risks that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due, and fund the Company’s ongoing development and construction projects. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its revolving facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
For further detail on the Company’s liquidity risk, refer to the section titled Funding and Global Economy Risk within Other Risk Factors below.
(c)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: interest rate risk, currency risk and other price risk.
(i)Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate cash flow risk on its Revolving Facility which is subject to variable interest rates based on SOFR. A 1.0% change in the SOFR interest rate during the year ended December 31, 2022 would have resulted in a change of $3 million, respectively, in the Company's net loss during the year ended December 31, 2022.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
The Company is exposed to interest rate fair value risk on the 2019 Notes and 2020 Notes which are subject to fixed interest rates. The Company manages its interest rate risk with a mix of fixed and variable rate debt. A change in market interest rate would impact the fair values of the 2019 Notes and 2020 Notes. However, as the Convertible Notes are measured at amortized cost, changes in market interest rates would have had no impact to the Company's net income during the year ended December 31, 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
(ii)Foreign currency risk
Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone, which uses the Canadian dollar as its functional currency, the functional currency of the Company and its subsidiaries is the US dollar. The Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD functional currency, principally on BRL, MXN, and CAD expenses. Greenstone is exposed to currency risk on transactions and balances denominated in USD.
The following table summarizes the Company's exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts, denominated in foreign currencies:

At December 31, 2022	BRL	MXN	CAD	USD
Financial assets
Cash and cash equivalents	$9,088	$244	$48,357	$7,036
Marketable securities	—	—	36,867	—
Derivative assets	—	—	29,154	—
Restricted cash	5,550	—	—	1,740
Other financial assets	—	—	5,028	—
Financial liabilities
Accounts payable and accrued liabilities	(61,946)	(28,234)	(9,233)	(11,677)
Derivative liabilities	—	—	(695)	—
Lease liabilities	(6,226)	(131)	(231)	(2,298)
Other financial liabilities	—	—	—	(10,597)
	$(53,534)	$(28,121)	$109,247	$(15,796)
At December 31, 2021
Financial assets
Cash and cash equivalents	$14,819	$558	$42,445	$2
Marketable securities	—	—	240,530	—
Derivative assets	—	—	123,501	—
Restricted cash	4,400	—	—	7,796
Other financial assets	—	—	8,758	—
Financial liabilities
Accounts payable and accrued liabilities	(52,162)	(49,997)	(13,310)	(3,917)
Derivative liabilities	—	—	(32,874)	—
Lease liabilities	(2,432)	(253)	(490)	—
Other financial liabilities	—	—	—	—
	$(35,375)	$(49,692)	$368,560	$3,881
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2022, the reasonably possible weakening in foreign currencies against the USD and the USD against CAD at such date, assuming all other variables remained constant, would have resulted in the following decrease (increase) in the Company's net loss during the year ended December 31, 2022:

2022
BRL – 20%	$7,816
MXN – 10%	2,053
CAD – 10%	(7,975)
USD – 10%	1,153

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL, MXN and CAD which are accounted for as derivative financial instruments. At December 31, 2022, a 20%, 10% and 10% weakening in the BRL, MXN and CAD against the USD would have resulted in a decrease of $1.7 million in the fair value of the foreign currency net derivative asset and increase in the Company's net loss during the year ended December 31, 2022. A 20%, 10% and 10% strengthening in the BRL, MXN and CAD against the USD would have resulted in an increase of $2.2 million in the fair value of the foreign currency net derivative asset and decrease in the Company's net loss during the year ended December 31, 2022.
(iii)Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
The Company holds investments in marketable securities and warrants and has issued warrants which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. The fair values of the investments in warrants and warrants issued are measured using the Black-Scholes option pricing model with the closing share price of the underlying securities as an input. A 10% increase in the applicable share prices would have resulted in a decrease of $1.3 million and $1.4 million in the Company's net loss and other comprehensive loss, respectively. A 10% decrease in the applicable share prices would have resulted in an increase of $1.3 million and $1.4 million in the Company's net loss and other comprehensive loss, respectively.
Other risk factors
Funding and Global Economy Risk
There is a risk that cash flow from operations will be insufficient to meet current and future obligations, fund development and construction projects, and that additional outside sources of capital will be required. The volatility of global capital markets, including the general economic slowdown in the mining sector, has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.
The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. However, the factors described above may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.
As the Company’s operations expand and reliance on global supply chains increases, the impact of pandemics, significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The COVID-19 pandemic and the ongoing conflict in Ukraine, including the global response to the Ukraine conflict as it relates to sanctions, trade embargos and military support, have resulted in significant uncertainty as well as economic and supply chain disruptions. Should another significant variant of COVID-19 develop or the Ukraine conflict go on for an extended period of time or expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.
Gold Price Risk
The profitability of the Company is, in part, related to the market price for gold. A decline in the market price for gold could negatively impact the Company’s future operations. Gold prices are affected by various forces beyond Equinox Gold’s control, including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of, and commercial production from, Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.
With the increase in gold prices in January 2023, the Company took measures to manage cash flow variability during the construction period of Greenstone and on January 31, 2023, entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month beginning February 2023 through to March 2024.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
Production and Cost Estimates
Equinox Gold prepares forecasts of future production that are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production guidance being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to several risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.
Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs may vary from estimates and are dependent on several factors, including, but not limited to:
•the price of gold and by-product metals;
•the exchange rate between the USD, MXN, BRL and CAD;
•production levels;
•increases in operating costs due to inflationary cost pressures, changes in the cost of fuel, power, materials, and other inputs used in mining operations, changes in costs due to supply chain disruptions, equipment limitations, or government intervention through stimulus spending or additional regulations;
•the availability and costs of skilled labour and specialized equipment;
•the availability and cost of appropriate processing and refining arrangements and related smelting and refining charges;
•royalties; and
•the timing and cost of construction and maintenance activities.
The Company’s inability to manage costs may impact, among other things, future development decisions, which could materially and adversely affect the Company’s business, financial condition and results of operations.
Uncertainty of Mineral Reserve and Mineral Resource Estimates
The Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans after the date of any estimate may require revision of such estimates. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility to mine. A significant amount of exploration work must be completed to determine if an Inferred Mineral Resource may be upgraded to a higher category of Mineral Reserve.
Community Action
Communities and non-governmental organizations (“NGOs”) are increasingly vocal and active with respect to mining activities at or near their communities. Some communities and NGOs may take actions that could have an adverse effect on the Company’s operations and reputation, such as commencing lawsuits and establishing blockades that prevent access to the Company’s operations or restrict the delivery of supplies and personnel. In certain circumstances, such actions could ultimately result in the cessation of mining activities and the revocation of permits and licenses. Mining activities at Los Filos were disrupted in each of 2020, 2021 and 2022 because of community blockades and the Company has had short-term disruptions at some of its Brazil operations in 2022.
Equinox Gold has initiated various programs to enhance its community engagement processes, maintain industry standard social and environmental practices, and reinforce the Company’s commitment to the safety and health of its workforce and surrounding communities. There is no assurance, however, that its efforts will be successful at mitigating all impacts of community actions to the Company’s operations, and the Company may suffer material negative consequences to its business.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
Property Commitments
The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.
In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including Ejidos or Bienes Comunales (communally held land). The Company has secured the surface rights necessary to operate Los Filos through written agreements with one Ejido and two Bienes Comunales, as well as with individual members of the Ejido. However, these agreements are subject to renegotiation, especially with respect to the payments made by the Company to operate on such lands. Absence of agreement during a renegotiation may have significant impacts on the operation of Los Filos and could result in delays and higher costs to the Company to conduct its operation.
With respect to Los Filos, various land access agreements have been entered into with local communities and individuals whose properties include the areas occupying Los Filos mine operations, two of which will be renegotiated in 2024 and 2025. In addition, pursuant to social collaboration agreements with each of the communities Equinox Gold provides benefits such as improvements to communal infrastructure or spending in educational and social support. The Company occasionally receives additional requests and complaints from the communities relating to such commitments. If the Company is unable to satisfy such additional requests or satisfactorily renegotiate the terms and conditions of the agreements, it may result in protests, blockades, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.
Share Price Fluctuation
Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the companies’ operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through the issuance of equity or other securities. If Equinox Gold is unable to generate adequate revenues or obtain the financing required to successfully operate its mines and complete its development projects, as envisioned, any investment in Equinox Gold may be materially diminished in value or lost.
Foreign Operations
Equinox Gold conducts mining, processing, development, exploration, and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:
•expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;
•changing political and fiscal regimes, and economic and regulatory instability;
•unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;
•delays or inability to obtain or maintain necessary permits, licenses or approvals;
•opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;
•restrictions on foreign investment;
•unreliable or undeveloped infrastructure;
•labour unrest and scarcity;
•difficulty obtaining key equipment and components for equipment;
•regulations and restrictions with respect to imports and exports;
•high rates of inflation;
•extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;
•inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;
•abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
•difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;
•difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;
•violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;
•civil unrest, terrorism and hostage taking;
•military repression and increased likelihood of international conflicts or aggression;
•restriction on the movements of personnel and supplies as the result of COVID-19; and
•increased public health concerns.
Criminal activity in Mexico, including violence between the drug cartels and authorities and incidents of violent crime, theft, kidnapping for ransom and extortion by organized crime, has increased over time. The Mexican government has had limited effectiveness in addressing such criminal activity, which can give rise to uncertainty. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations.
The Company’s mining and development properties in Brazil expose the Company to various socioeconomic conditions as well as to local laws governing the mining industry. The Brazilian government has a history of economic interventionism that can give rise to uncertainty.
Changes, if any, in mining or investment policies or shifts in political attitude in the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Operations can also be affected by government actions against third parties, such as artisanal miners, which can indirectly impact community perception of large mining companies and increase the risk of blockades and other interruptions to operations.
Uncertainty over whether the United States, Mexican or Brazilian governments will implement changes in policy or regulation may contribute to economic uncertainty. Historically, politics in these regions have affected the performance of the economy and past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown.
Operational Risks
Equinox Gold’s principal business is the mining, processing of, and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to hazards that could have an adverse effect on the business, results of operations and financial position of Equinox Gold.
Such risks include, without limitation, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, climate change related events such as flooding and droughts, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.
Additionally, Equinox Gold’s operations are subject to seasonal weather conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower at certain times of the year and may increase the cost of mining. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to insufficient water for processing.
Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, economic losses and possible legal liability.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
Construction Risks
Construction of Greenstone commenced in late 2021. In addition, the Company is progressing studies and engineering for expansion projects at Castle Mountain, Aurizona and Los Filos. Construction of a project requires substantial expenditures and could have material cost overruns versus budget. The capital expenditures and time required for any expansion project, or to develop a new mine are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to expand or build the project.
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, inflation, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of employees, contractors and suppliers, supply chain constraints, shipping risks and delays, delivery and installation of equipment, design changes, accuracy of construction quantities and cost estimates and social acceptance by communities. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction and development of projects, there can be no assurance that a construction or expansion project will continue in accordance with current expectations or at all, that construction or expansion costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.
Permitting
Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, permits) from appropriate governmental authorities. Before commencing any operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits. As the timing of receiving permits can vary and is largely out of the Company’s control, Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through change in government regulation or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the United States, Canada, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.
Castle Mountain – Phase 2 Permitting
There can be no certainty that all necessary licenses and permits required to carry out development of Phase 2 at Castle Mountain will be obtained as currently projected, or as development plans for the project evolve. The process for permitting applications is often complex and time‐consuming, requiring a significant amount of time and other resources. The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control. In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could give rise to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines at Castle Mountain and have a material adverse effect on the Company’s business.
Climate Change
Climate change may exacerbate or create new operational risks for the Company. Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulations relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this may result in increased taxes, operating costs and/or capital costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business and may impact the Company’s operations and financial position. These risks include: sea level rise, extreme weather events, impact on water availability and resource shortages due to delivery disruptions.
The Company has performed modelling to identify potential climate change risks specific to the Company’s operations to assist in identifying and mitigating such risks going forward. However, Equinox Gold cannot provide assurance that efforts to mitigate the risks of climate changes at all sites will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
In March 2021 a historic rain event caused widespread flooding in the Aurizona region and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site were not affected and remained operational. The Company subsequently received several fines from the local state government for environmental infractions related to turbidity in the local community’s water supply. In addition, public civil actions have been filed against the Company in both Maranhão State and Brazil Federal court that claim various damages because of the rain event. The Company considers the fines and public civil actions to be without merit.
Water Availability
Water availability is an operational risk for all mine sites. The Company’s sites are situated in a variety of climatic zones, including arid and semi-arid regions, as well as areas with distinct seasonal wet and dry periods.
Castle Mountain maintains water rights including two producing wells at Castle Mountain and the mine has sufficient water supply for processing purposes for Phase 1 operations. However, additional sources of ground water are required to expand throughput and gold production as contemplated for the Phase 2 expansion. The Company has done extensive drilling to identify additional water sources for the Phase 2 expansion. Water sources with sufficient supply have been identified and the Company is in the process of applying for permits to extract the water. If Equinox Gold is unable to secure permits to extract the additional water supplies, a shortage of adequate water could prevent or limit the Company’s ability to expand production at Castle Mountain.
Santa Luz is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. After Santa Luz’s shutdown in 2014, the previous operator began to pump water from the nearby Itapicurú River, the main drainage system in the area, and store water within the C1 open pit for future use. The Company has converted and expanded an existing TSF (as defined herein) into a water storage facility to increase Santa Luz’s water storage capacity. In 2021, the remaining water in the C1 pit was transferred to the new water storage facility and is available for use as process water as a mitigation measure should insufficient water be available to pump from the Itapicurú River throughout the operational life of the mine.
Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000mm on average) of rainfall during the rainy season. Storage of water collected during the rainy season for use in the processing plant throughout the dry season is constrained by the capacity of the existing TSF. The management of the water within the TSF becomes critical to ensure there is enough water available for mineral processing needs for the duration of the dry season and prior to the onset of the subsequent rainy season that recharges the water in the TSF reservoir. The Company is now using the depleted Boa Esperança open pit as primary source of water storage for the process plant, which has increased available water storage capacity. In addition, a new TSF is planned to receive all future tailings deposition by mid 2023, which will allow the existing TSF to be closed. Once operational, the new TSF will provide water storage and water available to recycle back to the process plant.
RDM is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in wells as well as lower-than-expected water accumulation in the water storage facilities. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand; political and economic conditions; problems that affect local supply; delivery and transportation of water; and relevant regulatory regimes. Previous operators temporarily suspended RDM operations on an annual basis since the mine’s inception in 2014 due to continued regional drought conditions. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff in a larger catchment area; however, insufficient water capture was realized, and operations continued to be temporarily suspended in 2018 and 2019. In 2020, 2021 and 2022, however, there was sufficient water captured within the water storage facility to allow RDM to achieve continued operations through the dry season. While the Company has sufficient water to support current operations, there is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.
Uninsurable Risks
Equinox Gold is subject to several risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, cybersecurity incidents, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.
Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
While Equinox Gold evaluates the risks to its business and carries insurance policies to mitigate the risk of loss where economically feasible, not all risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions, and endorsements. In particular, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available on acceptable terms to Equinox Gold or to other companies in the mining industry. Losses from such events may have an adverse effect on Equinox Gold, its business, results of operations and financial position. Equinox Gold may also become subject to liability for pollution or other hazards which may not be insured against, or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.
Defects in Land Title
Equinox Gold does not have title insurance on its properties, and the Company’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Environmental Risks, Regulations and Hazards
All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s mining operations. Environmental hazards may exist on the properties that are unknown at present that have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including fines and orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Previous mining by artisanal miners (“Garimpeiros”) has occurred and continues today on or near certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by Garimpeiro activity.
In April 2022, the Mexican Supreme Court issued a decision ordering the cancellation of two mineral claims previously issued to a mining company on the basis that free, prior and informed consultation with Indigenous peoples was not conducted by the Government before the relevant mineral claims were issued. The Court indicated that the relevant mineral claims may be reissued once the required consultations are complete. The draft decision increases the risk of other communities seeking similar injunctions in the future.
The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials that are a product of the extraction process. Tailings are stored in engineered facilities (TSFs) that are designed, constructed, operated and closed in conformance with federal and state requirements and standard industry practices. Hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas, however, may result in environmental pollution and consequent liability.
Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could discharge into nearby properties or into nearby streams and rivers, causing damage to persons or property, or to aquatic life and causing economic damages. Liabilities resulting from damage, regulatory orders or demands, revoking of licenses or permits, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition due to partial or complete shutdown of operations. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.
Government Regulation
The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. Externally driven regulation changes in the countries in which the Company operates add uncertainties that cannot be accurately predicted. Any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates are outside the Company’s control.
Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.
No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including significant fines or orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.
Counterparty Risk
Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short-term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (v) Equinox Gold’s insurance providers; and (vi) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.
Information Systems and Cybersecurity
Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has implemented and regularly tests system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, the Company takes continuous mitigation efforts, including risk prioritized controls, to protect against known and emerging threats, adopt tools to provide automated monitoring and alerting, and install backup and recovery systems to ensure the Company’s ability to restore systems and return to normal operations. There is no certainty that Equinox Gold’s efforts will adequately protect the Company’s systems and operations.
Taxation Risk
Equinox Gold is subject to taxes, duties, levies, government royalties and other government-imposed compliance costs in several jurisdictions. New taxes or increases to the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.
The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including capital gains, withholding tax and transfer pricing) within the jurisdictions in which the Company operates.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
The Company believes that its understanding and assumptions are reasonable. However, the Company cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of an audit of prior tax filings may have a material impact on Equinox Gold.
Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil and Mexico. While Equinox Gold is confident that long-term regular recovery of value-added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established, Equinox Gold cannot guarantee that such taxes will be recovered or that its activities will result in profitable processing operations.
On November 3, 2022, the Department of Finance (Canada) released draft legislative proposals in relation to draft legislation released on February 4, 2022, to implement certain tax proposals that are intended to limit the deductibility of certain interest and financing expenses. These proposals, effective for taxation years beginning on or after October 1, 2023, will limit the amount of net interest and financing expenses that may be deducted by certain taxpayers in computing their income to no more than a fixed ratio of tax to EBITDA. If enacted, the proposals may create an additional tax burden that could impact the cashflow of the Company and may have an adverse impact on the Company and its investors.
Joint Ventures
The Company holds a 60% interest in Greenstone through a limited partnership with Orion, who holds the remaining 40% interest. As such, the development and operation of Greenstone is subject to the risks normally associated with the conduct of joint ventures which may include (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the potential bankruptcy of a joint venture partner; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more such events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.
Acquisitions, Business Arrangements or Transactions
Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain the consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.
In April 2022, the Company completed the sale of Mercedes to Bear Creek. Bear Creek subsequently requested an extension to the payment date of the $25 million Second Cash Payment due under the applicable share purchase agreement. The parties have agreed on extension terms. There is a risk that Bear Creek will be unable to meet its obligations with respect to the Second Cash Payment or that the Company will be unable to recover the Second Cash Payment through the exercise of its security.
In April 2021, the Company completed the sale of Pilar to Pilar Gold. Pilar Gold subsequently requested extensions to the payment date of the $17.5 million Third Installment due under the applicable share purchase agreement, and Equinox Gold agreed to extend the maturity of the Third Tranche to November 30, 2023. There is a risk that Pilar Gold will be unable to meet its obligations with respect to the Third Tranche or that the Company will be unable to recover the Third Tranche through exercise of its security.
Reclamation Estimates, Costs and Obligations
Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after mining and processing operations have concluded. While closure costs are estimated using industry standard practices, often using third parties, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans to fund reclamation activities. Such increased costs may have an adverse impact upon the business, results or operations and financial position of Equinox Gold.
There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on having adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.
Employee and Labour Relations
Some of Equinox Gold’s employees and contractors are unionized. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is the risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.
Further, relations with employees and contractors may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.
Properties Located in Remote Areas
Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting exploration, construction and development activities, and mining. Equinox Gold benefits from modern technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of certain of Equinox Gold’s operations may also result in increased costs and transportation difficulties.
Corruption and Bribery
Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.
Internal Controls Over Financial Reporting
Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.
Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.
No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.
If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the Company’s share price and harm its ability to raise capital. Failure to accurately report the Company’s financial performance on a timely basis could also jeopardize its continued listing on the TSX or NYSE-A or any other exchange on which the Company’s common shares may be listed.
Public Perception
Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s securities.
Equinox Gold May Become Subject to Additional Legal Proceedings
Equinox Gold is currently subject to litigation and claims in Canada, Brazil, Mexico and the United States and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a material commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations.
Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.
Management
The success of Equinox Gold will be largely dependent on the performance of its Board and its management team. The loss of the services of these persons could have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and its growth prospects.
Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.
COVID-19
COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Since then, COVID-19 has had, and is expected to continue to have, a negative impact on global financial conditions. Almost all countries globally continue to experience negative impacts as the result of COVID-19, including Canada, the USA, Mexico, and Brazil where the Company operates and has offices. A sustained slowdown in economic growth could have an adverse effect on the price and/or demand for gold. Further, as the prevalence of COVID-19 continues, governments may implement new regulations and restrictions regarding the flow of labour, services and products. Consequently, the Company’s operations could be impacted, including through inflation and limited availability of labour, suppliers and distribution channels.
The Company continues to monitor the evolution of the COVID-19 pandemic and applies operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the United States and Canada Centres for Disease Control and the local, state and federal governments at each of its sites. The Company supports preventive measures and vaccination campaigns conducted by local authorities.
Competition
The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.
Equinox Gold competes with other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining industry for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.
Speculative Nature of Mining Exploration and Development
The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of the Company’s exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.
Development of Equinox Gold’s mineral projects will only commence after obtaining satisfactory exploration results. Few properties that are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore that will be brought into commercial production.
The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.
Public Company Obligations
Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact the market value of the Company’s Common Shares or other securities.
Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE-A, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

RISKS AND UNCERTAINTIES (CONTINUED)
Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
No History of Dividends
Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and such other factors as the Board considers appropriate.
Significant Shareholders
The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or may be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.
Conflicts of Interest
Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such individuals to be in a position of conflict. In particular, François Bellemare, a director of Equinox Gold, is also an employee of Mubadala Investment Company which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

ACCOUNTING MATTERS
Basis of preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2022. The impact of future accounting changes is disclosed in note 3(u) to the Company’s consolidated financial statements.
Critical accounting estimates and judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s consolidated financial statements for the year ended December 31, 2022.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES (CONTINUED)
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2022. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2022.
Internal Controls over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.
The Company’s ICFR includes policies and procedures that:
•accounting records are maintained that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•are designed to provide reasonable assurance that the Company’s receipts and expenditures are made in accordance with authorizations of management and the Company’s Directors; and
•are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Management assessed the effectiveness of the Company’s ICFR based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment Management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares which may be issued pursuant to the ATM Program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement and any Prospectus Supplement; the Company’s expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target; the expectations for the Company’s investments in Sandbox Royalties, Solaris, i-80 Gold, Pilar Gold, Inca One and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed; ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox Royalties, i-80 Gold, Solaris, Pilar Gold, Inca One and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Pilar Gold, Inca One and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

Management’s Discussion and Analysis For the three months and year ended December 31, 2022

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Pilar Gold, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in this MD&A and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.